MAYR-MELNHOF KARTON AG ANNUAL REPORT 2008

Annual Report 2008

MM KARTON AG

Facts

Overview
Mayr-Melnhof Group

consolidated (in millions of EUR)	**2008**	2007	+/-
Consolidated sales	**1,731.2**	1,737.0	-0.3 %
EBITDA	**216.3**	256.0	-15.5 %
Operating profit	**136.9**	169.4	-19.2 %
Profit before tax	**138.0**	170.9	-19.3 %
Profit for the year	**96.9**	116.6	-16.9 %
Cash earnings	**175.6**	206.7	-15.0 %
Return on equity	**10.5 %**	13.1 %	
Operating margin	**7.9 %**	9.8 %	
Return on capital employed	**16.1 %**	20.4 %	
Total equity	**913.7**	933.9	
Total assets	**1,425.9**	1,533.5	
Capital expenditures	**96.7**	95.7	
Depreciation and amortization	**83.5**	89.2	
Employees	**8,240**	8,657	
Earnings per share (in EUR)	**4.38**	5.22	
Dividend per share (in EUR)	**1.70**[1]	1.70	

[1] proposed

Mayr-Melnhof Group Key Indicators

	IFRS				
	2004	2005	2006	2007	**2008**
DEVELOPMENT OF SALES (in millions of EUR)					
Total sales	1,636.7	1,682.8	1,790.2	2,066.0	**2,026.3**
less intersegment sales	(214.5)	(227.6)	(277.7)	(329.0)	**(295.1)**
Consolidated sales	1,422.2	1,455.2	1,512.5	1,737.0	**1,731.2**
EARNINGS DATA (in millions of EUR)					
Net value added	460.0	458.0	474.6	506.9	**468.4**
EBITDA	243.1	231.5	238.8	256.0	**216.3**
Operating profit	149.9	140.7	158.6	169.4	**136.9**
Profit for the year	106.6	94.8	107.3	116.6	**96.9**
Cash earnings	197.1	183.0	191.4	206.7	**175.6**
DEPRECIATION / CAPITAL EXPENDITURES (in millions of EUR)					
Depreciation and amortization	94.1	86.9	81.7	89.2	**83.5**
Capital expenditures	96.7	86.5	111.1	95.7	**96.7**
EMPLOYEES	7,580	7,296	7,969	8,657	**8,240**
PROFITABILITY INDICATORS					
Return on equity	15.8 %	12.8 %	13.3 %	13.1 %	**10.5 %**
Return on assets	9.2 %	7.7 %	8.1 %	8.4 %	**7.2 %**
Net profit margin	7.5 %	6.5 %	7.1 %	6.7 %	**5.6 %**
EBITDA margin	17.1 %	15.9 %	15.8 %	14.7 %	**12.5 %**
Operating margin	10.5 %	9.7 %	10.5 %	9.8 %	**7.9 %**
Cash earnings margin	13.9 %	12.6 %	12.7 %	11.9 %	**10.1 %**
Return on capital employed	22.8 %	21.0 %	21.1 %	20.4 %	**16.1 %**
Return on investment	13.3 %	10.9 %	11.4 %	11.5 %	**9.7 %**
BALANCE SHEET INDICATORS					
Total equity to total assets	56.0 %	57.2 %	56.9 %	60.9 %	**64.1 %**
Property, plant and equipment to total assets	41.8 %	39.4 %	39.3 %	39.0 %	**39.5 %**
Total equity and non-current liabilities to property, plant and equipment	1.8	1.9	1.9	2.0	**1.9**
Working capital (in millions of EUR)	369.9	427.8	459.3	533.1	**496.2**
FINANCIAL INDICATORS					
Net liquidity (in millions of EUR)	121.8	151.9	149.9	172.5	**189.4**
Net liquidity to total equity	17.0 %	19.7 %	17.6 %	18.5 %	**20.7 %**
SHARE PERFORMANCE INDICATORS (in EUR)					
Enterprise value (in millions of EUR)	1,393.5	1,313.0	1,586.7	1,658.3	**1,100.3**
Basic and diluted earnings per share	4.72[1]	4.20[1]	4.79[1]	5.22	**4.38**
Dividend per share	1.95[1][2]	1.30[1]	1.40[1]	1.70	**1.70**[3]

[1] adapted to number of shares after share split 1:2
[2] incl. bonus EUR 1.50
[3] proposed

As the world's largest producer of cartonboard and Europe's leading folding carton manufacturer, we have always been concentrating on our core competences. Our goal of being the "best in business" as market and cost leaders is conceived comprehensively. Thereby we focus on sustainable benefits for our shareholders, employees and business partners.



MARKET LEADER

Cartonboard based on recovered paper is the primary raw material for producing folding cartons. Folding cartons are the most important packaging material for consumer products of daily use. In both areas the MM Group is the European market leader.





8,240 EMPLOYEES

Their professional know-how and their commitment are the basis for the sustained success of our Group. High loyalty, trust and the ambition for excellent performance characterize our corporate culture.





MARKET

Europe is our primary market. Our sales focus is on packaging for food, tobacco products, detergents and hygiene products. Demand for cartonboard and folding cartons is essentially determined by private consumption.





OVER 3,000 CUSTOMERS

The MM Group serves several thousand customers. MM Karton's customers are folding carton manufacturers. MM Packaging supplies packaging mainly to multinational consumer goods producers.





STRATEGY

Our strategy centers on securing sustainable profitable growth in our core competence areas, cartonboard and folding cartons. Leadership in cost, competence and innovation is our approach. Growth is achieved organically and through acquisitions.









€ 1.70 DIVIDEND/SHARE

Continuity characterizes the dividend payout policy of the MM Group. In the long run one third of the annual net profit shall be distributed to the shareholders.



Contents

Foreword

Dear Shareholders,

In the second half of 2007 we indicated in our reporting that an economic downturn was approaching and we took measures in order to ensure security and continuity for your Company even in difficult times.

2008 was a year of contrasts. While our focus was mainly on passing on cost inflation in the first few months of the year, it shifted entirely to defending market shares and maintaining improved price levels in the second half of the year, as the economy declined rapidly. At the same time we steadily concentrated on our core business and the internal consolidation progress. Selling our companies in the recovered paper business and the permanent shutdown of the production operations of the Bulgarian cartonboard mill in Nikopol were major steps in this direction.

According to strategy, we continued our expansion in folding carton manufacturing in promising markets in peripheral Europe by acquiring Superpak, Izmir, a well established company in the Turkish consumer goods packaging market. Another important focus of expansion was Poland, where we considerably increased our capacity to produce for promising new orders.

In cartonboard processing we succeeded in maintaining once again the very good prior-year result in 2008. However, there was considerable heterogeneity as regards regions and market segments among the locations already towards the end of the year. In cartonboard production, by contrast, the business performance was characterized by high cost pressure and a persistent upturn in prices of crude oil price related input factors on the one hand and increased market-related downtime after the first six months on the other hand. It was hardly possible to cushion the pressure on margins at MM Karton by intensive internal cost management and extreme price restraint. The consolidated result 2008 decreased by about 17 % compared with the previous year to approx. EUR 97 million.

At EUR 176 million again robust cash earnings were generated. This allows to pay out a dividend of EUR 1.70 as in the previous year. At about 37 % the payout rate exceeds our target of one third of the profit for the year.

On behalf of the Management Board, I would like to thank all our employees for their excellent performance and their great commitment, which made this success possible. Furthermore, I would like to thank you, dear Shareholders, for the trust you have placed in our Company over the last year.

Since the beginning of the year 2009 the worst recession in decades has been unanimously predicted for all our prime markets: duration and extent cannot be predicted at this point of time. Against this backdrop our customers at any rate shifted to short-term planning, placing their orders at extremely short notice and often with extreme volatility. We cannot exclude, therefore, that the demand for folding cartons and thus for cartonboard will also be affected as the mass purchasing power deteriorates. In this economic setting our goal is to develop existing market shares at any rate and seize further consolidation opportunities.

We will move forward in our growth policy, currently focusing on Europe and regions bordering on Europe including the Middle East and North Africa, with the necessary circumspection. Our investment activity will concentrate mainly on short payback projects for the time being.

In liquidity investment our focus is on prudence and safety. Our sound balance sheet, our adequate sources of finance and our strong market position should enable us to further strengthen our position in our line of business.

Our long-term focus will remain on training and innovation in order to ensure a continuously high level of efficiency of the MM team. We are optimistic that your Company will maintain its ground and generate profit even in difficult times.

We hope you will continue to accompany us in this exciting era!

Wilhelm Hörmanseder
Chairman of the Management Board

Vienna, February 2009



Andreas Blaschke
Member of the
Management Board

Wilhelm Hörmanseder
Chairman and CEO



Franz Rappold
Member of the
Management Board



Oliver Schumy
Member of the
Management Board and CFO

Production Sites

● MM Karton 8 mills
■ MM Packaging 28 plants





MM Karton

- The worldwide largest producer of coated recycled fiber based cartonboard
- An annual capacity of more than 1.7 million tons on 12 board machines
- Sales to more than 100 countries worldwide
- Growth, organic and by acquisitions

(in millions of EUR)	2008	2007	+/-
Sales	**876.7**	924.4	-5.2 %
EBITDA	**80.3**	117.6	-31.7 %
Operating profit	**39.1**	72.6	-46.1 %
Cash earnings	**69.1**	103.7	-33.4 %
EBITDA margin (%)	**9.2 %**	12.7 %	
Operating margin (%)	**4.5 %**	7.9 %	
Cash earnings margin (%)	**7.9 %**	11.2 %	
Return on capital employed (%)	**11.0 %**	18.8 %	
Capital expenditures	**41.5**	38.1	
Depreciation and amortization	**41.8**	47.2	

Employees	**2,559**	3,010

(in thousands of tons)	2008	2007	+/-
Tonnage sold	**1,547**	1,655	-6.5 %
Tonnage produced	**1,527**	1,682	-9.2 %
Recycled fiber based board	**1,315**	1,463	
Virgin fiber based board	**212**	219	
Capacity utilization (%)	**86 %**	97 %	

PERCENTAGE OF GROUP SALES
(in %)


43.0 %

PERCENTAGE OF GROUP OPERATING PROFIT
(in %)


28.6 %

TONNAGE PRODUCED BY MM KARTON (in thousands of tons)
Recycled fiber based board Virgin fiber based board


2008
1,527
2007
1,682
2006
1,553
2005
1,529
2004
1,517

SALES BY DESTINATION[1]
(in %)


Western Europe
68.2 %
Eastern Europe
18.3 %
Asia
6.3 %
Other
7.2 %

[1] including interdivisional sales

LEADING EUROPEAN PRODUCERS OF COATED BOARD
(capacity in thousands of tons)
Recycled fiber based board Virgin fiber based board


Mayr-Melnhof Karton (AT)
Stora Enso (FI/SE)
Reno De Medici (IT)
M-real (FI)
Holmen (SE)
0
200
400
600
800
1,000
1,200
1,400
1,600

Source:
MM, excl. Liquid Packaging Board and Coated Natural Kraft

MM Packaging

- Europe's largest manufacturer of folding cartons
- More than 650,000 tons processed at 28 sites per year
- All printing and finishing technologies in service
- Growth based on highest efficiency and know-how in Europe and attractive markets of the future

(in millions of EUR)	**2008**	2007	+/-
Sales	**990.0**	958.6	+3.3 %
EBITDA	**136.0**	138.4	-1.7 %
Operating profit	**97.8**	96.8	+1.0 %
Cash earnings	**106.5**	103.0	+3.4 %
EBITDA margin (%)	**13.7 %**	14.4 %	
Operating margin (%)	**9.9 %**	10.1 %	
Cash earnings margin (%)	**10.8 %**	10.7 %	
Return on capital employed (%)	**19.8 %**	21.7 %	
Capital expenditures	**55.2**	57.6	
Depreciation and amortization	**41.7**	42.0	

Employees	**5,681**	5,647	

(in thousands of tons)	**2008**	2007	+/-
Tonnage processed	**652**	653	-0.2 %

PERCENTAGE OF GROUP SALES
(in %)


57.0 %

PERCENTAGE OF GROUP OPERATING PROFIT
(in %)


71.4 %

TONNAGE PROCESSED BY MM PACKAGING
(in thousands of tons)


2008
652
2007
653
2006
538
2005
505
2004
470

SALES BY DESTINATION[1]
(in %)


Western Europe
69.7 %
Eastern Europe
27.9 %
Asia
1.2 %
Other
1.2 %

[1] including interdivisional sales

LEADING EUROPEAN FOLDING CARTON PRODUCERS
(tonnage processed in thousands of tons)


Mayr-Melnhof Packaging (AT)
Akerlund & Rausing (SE)
Chesapeake (US)
Van Genechten (BE)
Nampak Cartons Europe (ZA)
0
100
200
300
400
500
600
700

Source:
MM

Business Structure


~ 1.7 million tons of fiber p.a.
(90 % recovered fiber)
Consumer goods producers
~ 240,000 tons of
cartonboard from MMK
~ 410,000 tons
of recycled and
virgin fiber based
cartonboard
MM
KARTON
Folding carton
manufacturers
MM
PACKAGING
Capacity of ~ 1.7 million tons
of cartonboard p.a.
~ 650,000 tons of
cartonboard processed p.a.

Management Report

1. POSITIONING OF THE MAYR-MELNHOF GROUP AND THE DIVISIONS

GROUP

The production and sale of cartonboard and folding cartons are the core competencies of the Mayr-Melnhof Group. All resources are focused on these areas, which are organized in the two segments MM Karton and MM Packaging, each with individual profit responsibility. Deliveries between the divisions are effected at market conditions. The MM Group is the market leader in Europe in both segments.

The corporate strategy focuses on a sustainably profitable growth in the core business as well as on the development and consolidation of its competitive strength. Our aim is to assume the position of the market leader in all regions in which we are present, and to secure this position in the long term by cost and competence leadership. Our approach is to continuously reduce unit costs by economies of scale and optimize processes with state-of-the-art know-how. The acquisition of further market shares in Europe and adjacent regions is the direction.

MAYR-MELNHOF KARTON

With an annual production capacity of more than 1.7 million tons, MM Karton is the worldwide largest manufacturer of coated recycled cartonboard. Cartonboard is mostly used as a raw material for the production of folding carton packaging for non-durable consumer goods. As of the end of 2008, MM Karton had 12 cartonboard machines in five European countries: Germany, Austria, Switzerland, the Netherlands and Slovenia. The great variety of recycled cartonboard grades accounting for roughly 90 % of the capacities is complemented by virgin fiber based cartonboard qualities, enabling MM Karton with its broad range of products to cover a multitude of markets with different requirements. Our cartonboard products, which are sold in more than one hundred countries worldwide, are marked by constantly high quality, reliability, product safety and environmental compatibility. The main sales market is Europe, where MM Karton has been the market leader for roughly two decades now.

We have reached this position mainly by acquisitions. Parallel to the acquisition of competitors' capacities, the production within the division was concentrated on the most efficient machines. Less efficient units were consequently shut down. As a result, MM Karton has a highly efficient, competitive production basis today.

In addition to energy and chemicals, recovered paper is the most important input factor for the production of recycled cartonboard. Based on the decade-long focus on the use of recovered fibers, MM Karton is today in the position to use mostly mixed recovered paper for the production of high-quality cartonboard products. The high collection quotas in Europe secure the supply of recovered paper to our cartonboard mills. Procurement is effected through longer-term agreements with municipalities and waste management companies as well as via the spot market. The other raw materials required for the cartonboard production are also almost exclusively procured in Europe.

The development of cartonboard demand correlates closely with private consumption and the development of the economy as a whole. We estimate that yearly more than 33 million tons of cartonboard are used worldwide.

With own sales offices, our sales organization is active in all strategically important countries and regions on the main market, Europe. Sales on the non-European markets are usually conducted by vendors. The main customers of our cartonboard products are printing plants of the European folding carton industry, which shows a high structural fragmentation.

Unlike other paper products, cartonboard is distinguished by a very customer-specific production with a great variety of grades and formats and by high logistic requirements for the delivery to the customer. Correspondingly, European producers of folding cartons are almost exclusively supplied from Europe. The trade between the continents is thus of minor importance.

Along with MM Karton's leading consolidation activities, the concentration of the European cartonboard industry is far advanced. Currently, the five largest cartonboard producers hold roughly two thirds of the capacities. Although in the past eighteen years no new recycling cartonboard machine was built, there is strong competition between the market participants due to the ongoing technological capacity expansion. As competitive advantages can only be achieved from high-performance units and a high degree of specialization, the consolidation trend will continue in near future.

MAYR-MELNHOF PACKAGING

In 2008, MM Packaging processed approximately 650,000 tons of cartonboard into high-quality folding cartons for the consumer goods industry and has been by far the largest European manufacturer for more than ten years now. As of the end of the year, the MM Packaging division comprised 28 folding carton production facilities in twelve countries in Europe and adjacent regions. The main focus of production is on packaging for food, cigarettes, confectionery, detergents and personal care products. The main emphasis is on the business with major customers from the multinational consumer goods industry.

For its industrial production of folding cartons, MM Packaging uses all standard and innovative printing and processing technologies. The large site network offers our customers highly reliable delivery due to appropriate back-up options. The production of folding cartons is generally a multi-step process: the cartonboard is printed, cut, glued, finished by a variety of methods and finally delivered to the customers' packaging units. MM Packaging processes recycled as well as virgin fiber based cartonboard, which is almost exclusively procured from Europe. In accordance with the profit center principle, cartonboard is purchased at market conditions from MM Karton, from which almost 40 % of the demand is bought.

For years, MM Packaging has focused on the "industrialization" of the production of folding cartons by standardizing processes and ambitioned performance benchmarking. Optimizations are pursued systematically and implemented quickly within the site network. The aim is to strengthen and expand our market position and earnings power in the long term on the basis of substantial productivity increases and a sustainable expansion path, geared to the regional demand of our customers.

In comparison to the cartonboard industry, the European folding carton industry shows a considerably lower level of concentration. According to our own assessments, the five largest producers currently account for one third of the market, however, the sizes of their market shares differ considerably. All in all, this industry still consists of mainly medium-sized companies and trade enterprises. In contrast, on the customer side there is a high concentration of the consumer goods industry and the retail trade.

Demand for folding cartons, just like the demand for cartonboard, is closely linked to the overall economic conditions and private consumption. Folding cartons are mostly used for the packaging of non-durable consumer goods. For years, growth has been based mostly on crowding out.

MM Packaging has continuously expanded its position as the market leader in Europe and has nearly multiplied its business volume by seven since the Group's Initial Public Offering in 1994. This growth is based on continuous acquisition activities and on the building of new sites, geared mostly to satisfy the needs and requirements of our mainly multinational key accounts. Their share in the total business volume has been increased considerably in recent years, with service and development of this strategic customer segment being ensured by a highly efficient and specialized key account management. MM Packaging's opportunities to gain new business with multinational customers result, on the one hand, from the continuing trend to purchase packaging in a concentrated and cross-national manner and, on the other hand, from production relocations and growth in new markets to which we accompany our customers. The economic transport radius of the individual production facilities is generally restricted to the respective regional market.

The business with international key accounts is marked by a continuous price pressure but also entails the opportunity to gain further market shares. However, with our focus on high-performance production, investments in state-of-the-art technology and convincing innovation activities, we ensure long-term cooperation as partners and keep the risk of a high customer concentration manageable.

2. DEVELOPMENT IN THE YEAR 2008

GENERAL ECONOMIC SITUATION

As expected, the economic sentiment weakened considerably during 2008. While the first half of the year was mainly marked by the coincidence of an economic deceleration and inflation, which burdened mass purchasing power and kept the commodity prices at high levels, the escalating financial crisis had an increasing effect on the real economy in the second half of the year. The recession we predicted in our outlook manifested itself in the large European main markets by the fourth quarter. The duration and extent of this recession in the real economy are completely uncertain. Therefore, companies and consumers hold their breath and plan only very short-term. During the last months of the year, almost all industrial raw materials showed a strong price decline, which massively increased price pressure on industrial end-products.

INDUSTRY DEVELOPMENT

After historical order highs for packaging cartonboard in the summer of 2007, the following quarters as well as the entire year 2008 showed a successive decline in incoming orders, which became considerably worse towards the end of the year in accordance with the decline of the economy as a whole. As a result of the continuing price increase for raw materials and energy in the first half of the year, the cartonboard industry planned to effect price increases in autumn; however, they could only partially be realized due to the economic downswing and the accompanying price reductions, particularly for fibers. In the fourth quarter, demand for cartonboard showed an extraordinarily strong decline and extreme volatility in the traditionally weak month of December due to strong working capital reduction measures and the extremely careful planning by the, for the most part, medium-sized customers' industries. Due to cost pressure and utilization below capacity, the consolidation in the European cartonboard industry considerably regained momentum.

In contrast to the cartonboard industry, the demand for folding cartons, especially for non-durable consumer goods, showed a high degree of stability in 2008, however, the dynamics already showed clear regional differences. The business with multinational customers demonstrated a continuing trend towards the relocation of the production from Western to Eastern Europe and the concentration of procurement on a lower number of suppliers. As a result of the accompanying competitive pressure, consolidation in the European folding carton industry also continued.

DEVELOPMENT OF BUSINESS 2008

Group

In the financial year 2008, the Mayr-Melnhof Group was able to hold its ground even under increasingly difficult economic framework conditions. While the development of cartonboard production despite higher selling prices was characterized by continuous margin pressure as a result of a considerably higher extent of market-related down-time as well as higher energy costs, the production of folding cartons demonstrated high earnings stability due to increased sales and improved productivity. In line with the solid cash flow generation, a dividend for 2008 at previous year's level as well as the high self-financing strength could be secured.

CONSOLIDATED INCOME STATEMENT

CONSOLIDATED INCOME STATEMENTS (condensed version)

(in millions of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007	+/-
Sales	1,731.2	1,737.0	-0.3 %
Operating profit	136.9	169.4	-19.2 %
Financial result and result from investments	1.1	1.5	
Income tax expense	(41.1)	(54.3)	
Profit for the year	**96.9**	**116.6**	**-16.9 %**

The Group's consolidated sales were EUR 1,731.2 million, almost equal to the previous year (2007: EUR 1,737.0 million). In both divisions, higher average prices faced slightly decreasing quantities. The regional sales distribution remained very stable. With a sales share of 67.8 % and 24.2 % respectively, Western Europe and Eastern Europe are the Group's main sales markets (2007: 68.7 % and 24.5 % respectively). The share of sales on the non-European markets at 8.0 % showed a slight increase in comparison to the previous year (2007: 6.8 %). Intra-Group sales between the divisions were EUR 135.5 million (2007: EUR 146.0 million) and consisted mainly of cartonboard deliveries from MM Karton to MM Packaging.

GROUP SALES BY DESTINATION

(in %)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Western Europe (excl. Austria)	63.0 %	62.6 %
Austria	4.8 %	6.1 %
Eastern Europe	24.2 %	24.5 %
Asia	3.8 %	2.8 %
Other	4.2 %	4.0 %
Total	**100.0 %**	**100.0 %**

COST OF SALES

(in millions of EUR)	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	+/-	Percentage of sales Year ended Dec. 31, 2008	Percentage of sales Year ended Dec. 31, 2007
Cost of materials and purchased services	982.0	976.8	0.5 %	56.8 %	56.2 %
Personnel expenses	240.5	242.2	-0.7 %	13.9 %	13.9 %
Depreciation and amortization	76.5	81.8	-6.5 %	4.4 %	4.7 %
Other expenses	64.9	30.5	112.8 %	3.7 %	1.8 %
Cost of sales	**1,363.9**	**1,331.3**	**2.4 %**	**78.8 %**	**76.6 %**

Costs of sales for the operating performance amounted to EUR 1,363.9 million and were thus EUR 32.6 million higher than the year before. This increase mainly resulted from higher costs for materials and purchased services, in particular energy and fibers (recovered paper) as well as from the inventories reduction.

SELLING AND DISTRIBUTION, ADMINISTRATIVE AND OTHER OPERATING EXPENSES

(in millions of EUR)	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007	+/-	Percentage of sales Year ended Dec. 31, 2008	Percentage of sales Year ended Dec. 31, 2007
Personnel expenses	86.8	90.1	-3.7 %	5.0 %	5.2 %
Depreciation and amortization	7.0	7.4	-5.4 %	0.4 %	0.4 %
Other expenses	148.2	149.5	-0.9 %	8.6 %	8.7 %
Selling and distribution, administrative and other operating expenses	**242.0**	**247.0**	**-2.0 %**	**14.0 %**	**14.3 %**

At 14.0 %, the share of selling and distribution, administrative and other operating expenses was just slightly below the previous year's level (2007: 14.3 %).

The operating profit came in at EUR 136.9 million, a decrease of 19.2 % or EUR 32.5 million. This decrease was a result of the sharp decline in profit contribution of cartonboard production due to a strong underutilization of capacities in the third and fourth quarter as well as due to a considerable increase in input factor costs and the discontinued results contribution from the divested participations in recovered paper companies. The Group's operating margin was thus 7.9 % (2007: 9.8 %), the return on capital employed stood at 16.1 % (2007: 20.4 %).

FINANCIAL RESULT AND RESULT FROM INVESTMENTS

Winding-up expenses for the Bulgarian cartonboard mill MM Nikopol amounted to EUR 21.6 million. Gains from the disposal of businesses in the amount of EUR 20.0 million resulted from the sale of the recovered paper company Joh. Spiehs and the disposal of the participation in the recovered paper companies "Papyrus-Group" and Parek.

In an environment critical for investments, sustainably stable financial income of EUR 14.7 million was achieved (2007: EUR 14.5 million), which was partially set off by financial expenses in the amount of EUR 8.1 million (2007: EUR 9.1 million).

Profit before tax totaled EUR 138.0 million compared to EUR 170.9 million in the previous year.

The income tax expense declined from EUR 54.3 million to EUR 41.1 million. At 29.8 %, the effective Group tax rate was just slightly below that of the year before (2007: 31.8 %) despite a lower German corporate tax rate. This effect is especially due to the taxation of non-recurring revenues from the sale of participations and winding-up expenses that do not reduce the tax base incurring at the same time.

PROFIT FOR THE YEAR AND EARNINGS PER SHARE

The profit for the year of the Mayr-Melnhof Group amounted to EUR 96.9 million, compared to EUR 116.6 million in 2007. The net profit margin was 5.6 % (2007: 6.7 %).

In the financial year 2008, a basic weighted average of 21,637,343 shares was outstanding. Thus, basic earnings per share came in at EUR 4.38 (2007: EUR 5.22).

VALUE ADDED

The Group's value added is the difference between the total operating revenue and the expenditures on goods and services purchased from external parties. In the statement of distribution, the share of all parties participating in the added value is highlighted.

VALUE ADDED

(in millions of EUR)	**Year ended Dec. 31, 2008**	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007	Year ended Dec. 31, 2007
Origin:				
Sales	1,731.2		1,737.0	
Other operating income	11.6		10.8	
Increase (decrease) in finished goods and own work capitalized	(16.5)		23.2	
Financial result and result from investments	1.1		1.5	
Total operating revenue	**1,727.4**		**1,772.5**	
(-) Expenditures on purchased goods and services	(1,175.5)		(1,176.4)	
(-) Depreciation and amortization	(83.5)		(89.2)	
Net value added	**468.4**	**100.0 %**	**506.9**	**100.0 %**
Distribution:				
Employees	(187.9)	(40.1 %)	(193.6)	(38.2 %)
Social benefit costs	(94.2)	(20.1 %)	(93.5)	(18.5 %)
Public authorities	(89.4)	(19.1 %)	(103.2)	(20.3 %)
Minority interests	(2.2)	(0.5 %)	(1.7)	(0.3 %)
Shareholders (proposed dividend 2008)	(36.1)	(7.7 %)	(37.4)	(7.4 %)
Company	58.6	12.5 %	77.5	15.3 %

In the financial year 2008, the Group generated total operating revenue of EUR 1,727.4 million (2007: EUR 1,772.5 million). After deducting expenditures on purchased goods and services and depreciation and amortization of EUR 1,259.0 million (2007: EUR 1,265.6 million), the net value added amounts to EUR 468.4 million (2007: EUR 506.9 million).

In 2008, like the year before, the major part of the net value added of 40.1 % or EUR 187.9 million went to the Group's employees (2007: 38.2 %; EUR 193.6 million). The Management Board proposes that the shareholders of Mayr-Melnhof Karton AG are to receive a dividend of EUR 36.1 million or 7.7 % of the net value added (2007: EUR 37.4 million; 7.4 %). Earnings of EUR 58.6 million or 12.5 % of the net value added will be retained in the Group (2007: EUR 77.5 million; 15.3 %).

ASSETS, CAPITAL AND LIQUID FUNDS

CONSOLIDATED BALANCE SHEETS (condensed version)

(in millions of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Non-current assets	641.8	675.8
Current assets	784.1	857.7
Total assets	**1,425.9**	**1,533.5**
Total equity	913.7	933.9
Non-current liabilities	183.7	235.5
Current liabilities	328.5	364.1
Total equity and liabilities	**1,425.9**	**1,533.5**

The Group's total assets as of December 31, 2008 amounted to EUR 1,425.9 million and were lower by EUR 107.6 million compared to the year before (December 31, 2007: EUR 1,533.5 million). Equity decreased from EUR 933.9 million as of December 31, 2007 to EUR 913.7 million as of December 31, 2008. This decline was mainly the result of the purchase of treasury shares as well as of the dividend payments for the year 2007 and currency translations. Total equity to total assets increased from 60.9 % to 64.1 %. The return on equity was at 10.5 % (2007: 13.1 %).

The financial liabilities are mostly of current nature and were reduced by net redemptions of EUR 25.5 million to EUR 157.0 million (December 31, 2007: EUR 182.5 million). Roughly EUR 3.5 million are allocated to current loans and EUR 81.8 million to the current part of the non-current loans. Non-current loans amounted to EUR 71.7 million, with current revolving bank loans of EUR 38.1 million being classified as non-current. Provisions for other non-current liabilities of EUR 76.5 million (December 31, 2007: EUR 81.2 million) are to be allocated to the accruals for social capital. This decline in comparison to the previous year's results from the divestment of recovered paper participations and the conversion of a Dutch defined benefit pension plan to a defined contribution pension plan.

As of the end of 2008, total funds available to the Group mainly consisted of cash in banks and short-term Austrian federal bonds and amounted to EUR 346.4 million (December 31, 2007: EUR 355.0 million). This results in an excess of EUR 189.4 million over interest-bearing liabilities (December 31, 2007: EUR 172.5 million), so that the Group continues to show a net liquidity.

In addition, unused financing arrangements amounting to EUR 118.0 million were available to the Group by the end of the year. EUR 18.0 million thereof (2007: EUR 20.6 million) are to be considered as current and EUR 100.0 million (2007: EUR 50.0 million) as non-current.

CASH FLOW DEVELOPMENT

CONSOLIDATED CASH FLOW STATEMENTS (condensed version)

(in millions of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Net cash provided by operating activities	176.6	138.8
Net cash used in investing activities	(220.2)	(4.7)
Net cash used in financing activities	(115.2)	(75.2)
Effect of exchange rate changes	(1.9)	(0.8)
Net increase in cash and cash equivalents (< 3 months)	**(160.7)**	**58.1**
Cash and cash equivalents (< 3 months) at the end of the year	**189.8**	**350.5**
Current and non-current available-for-sale financial assets	156.6	4.5
Total funds available to the Group	**346.4**	**355.0**

Cash flow from operating activities amounted to EUR 176.6 million and was EUR 37.8 million above the previous year's level. This increase was mainly the result of a reduction of the working capital and lower income tax payments.

Cash flow from investing activities was EUR -220.2 million (2007: EUR -4.7 million). This difference is mainly due to the purchase of Austrian federal bonds in the amount of EUR 152.8 million. Net payments for investments in tangible and intangible fixed assets were EUR -96.6 million (2007: EUR -92.7 million). The payments for acquisitions were EUR -12.4 million (2007: EUR -4.6 million).

The investment expenditures of MM Karton totaled EUR -43.0 million (2007: EUR -38.1 million) and were mainly made in connection with projects for optimizing cost efficiency and quality.

The investment expenditures of MM Packaging were EUR -55.2 million (2007: EUR -58.6 million). Investing activities focused on site expansions in Poland and on new machines.

Cash flow from financing activities was EUR -115.2 million (2007: EUR -75.2 million). This difference is in particular due to net redemptions of interest-bearing financial liabilities as well as to higher payments for the purchase of treasury shares.

SHARE REPURCHASE PROGRAM

The 14th Annual General Meeting of Mayr-Melnhof Karton AG of May 7, 2008 authorized the Management Board to repurchase treasury shares on and outside the stock exchange until November 7, 2010 and at the same time revoked the authorization granted in the previous year for the period from April 25, 2007 until October 25, 2008. As of December 31, 2008, a total of 740,368 shares were repurchased for EUR 43.5 million, including fees.

FURTHER INFORMATION

In February 2008, the division MM Karton sold its 100 % share in the recovered paper company Joh. Spiehs & Co. GmbH.

In March 2008, the majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H. and its two subsidiaries as well as the majority interest of 94.45 % in PAREK Papierverwertungs Gesellschaft m.b.H. were sold.

In November 2008, the division MM Packaging bought a 60.01 % share in the Turkish producer of folding cartons, Superpak Ambalaj sanayi ve ticaret A.S., located in Izmir, Turkey.

DEFINITION OF FINANCIAL INDICATORS

Cash earnings
Sum of profit for the year before depreciation and amortization and before deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

Total equity to total assets
Total equity divided by total assets.

Net debt/net liquidity
The sum of interest-bearing current and non-current financial liabilities subtracted by cash and current and non-current available-for-sale financial assets. In case that the sum of cash and available-for-sale financial assets exceeds the financial liabilities, a net liquidity exists.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Return on capital employed (ROCE)
Profit before tax excluding net interest (income) expenses and excluding the respective profit attributable to minority shareholders according to IAS 32 divided by the sum of average total equity plus average current and non-current interest-bearing financial liabilities, average provisions for other non-current liabilities and charges subtracted by average cash and current and non-current available-for-sale financial assets.

Return on equity (ROE)
Profit for the year divided by average total equity.

All indicators were calculated exclusively on the basis of the information in the consolidated financial statements.

Business development 2008 in the divisions

MM KARTON

Against the backdrop of the accelerating economic downswing, demand for cartonboard showed, as expected, a considerable decline during the entire year. However, despite the difficult market environment, we largely managed to realize the price increases which became necessary due to cost inflation. As a result of our pricing policy and our customers' increasingly careful planning, which was marked by a strong volatility especially in the second half of the year, the average order backlog declined significantly from 172,000 tons in the previous year to 48,000 tons. The first half of the year still showed a persistently high utilization of the cartonboard machines, however, the second half of the year was marked by a considerable increase in market-related downtime. In total, MM Karton's capacities were utilized on an annual average of 86 % in 2008 (2007: 97 %). Production reached 1,527,000 tons and was thus 9.2 % lower than the year before (2007: 1,682,000 tons). In 2008, with reference to the average number of employees, production per employee was at 571 tons (2007: 574 tons).

In the course of concentrating production on high-performance sites, manufacture in the Bulgarian cartonboard mill in Nikopol was closed down and relocated to more efficient mills of MM Karton to the extent possible.

With the aim to continue strengthening the focus on core business, participations in Austrian recovered paper companies previously held by the segment MM Karton were divested.

Despite the fact that price development of some recovered paper qualities commenced to ease, the cost burden increased in the first months of 2008, in particular due to the price increase in all crude-oil-related input factors. Therefore, cartonboard prices were increased starting in autumn. However, as a result of the accelerating weakness of the market and extended machine downtime, this was not sufficient for cost compensation.

The volume sold declined by roughly 108,000 tons or 6.5 % to 1,547,000 tons. As a result of this volume development and the sale of the recovered paper companies, sales amounted to EUR 876.7 million and were 5.2 % lower than in the previous year despite higher average prices. Western Europe accounts for roughly 68 % thereof, Eastern Europe for 18 % and the non-European markets for 14 % (2007: 70 %; 19 %; 11 %). With a share of 243,000 tons delivered (2007: 265,000 tons), which accounted for 16 % of the total sales volume, MM Packaging continued to be MM Karton's largest customer in 2008. Altogether, more than 1,000 customers are supplied.

Resulting from significantly higher costs and the lacking earnings contribution from the sold recovered paper participations, operating profit declined considerably by 46.1 % from EUR 72.6 million to EUR 39.1 million. The operating margin was thus 4.5 % compared to 7.9 % in the previous year. The return on capital employed amounted to 11.0 % (2007: 18.8 %). Cash earnings were at EUR 69.1 million (2007: EUR 103.7 million) with the cash earnings margin dropping from 11.2 % to 7.9 %.

MM PACKAGING

In line with the economic downswing, customers on the European folding carton market also planned much more carefully during the financial year. Within the wide MM Packaging site network focusing on various sales segments within the consumer goods industry, utilization was very heterogeneous by region and market segment towards the end of the year. However, we achieved an above-average market growth and were able to gain market shares due to the acquisition of new business.

With the purchase of a majority interest in the Turkish folding carton producer Superpak A.S. in Izmir, MM Packaging gained access to the Turkish packaging market for consumer goods. Thus, our growth path in major markets on the outskirts of Europe was continued in accordance with our strategy.

Programs to increase productivity on all levels of the value-added process were the core of our operational measures again in 2008. Savings and optimization potential within the site network was continued to be utilized. In this context, production of the Russian folding carton site MM Packaging St. Petersburg was relocated to the site of the larger affiliated company MM Polygrafoformlenie Packaging, St. Petersburg, in December 2008.

In a market environment which is marked by crowding out competition, we managed to keep the tonnage processed with 652,000 tons almost at previous year's level (2007: 653,000 tons). The annual average tonnage processed per employee was 115.1 tons, and thus lower than the year before (2007: 121.3 tons).

The costs for cartonboard and crude-oil-dependent input factors increased compared to the previous year and was passed on to the customers by sales prices. As a result, sales increased by 3.3 % or EUR 31.4 million to EUR 990.0 million. The allocation of sales to the regions remained constant: Western Europe accounted for roughly 70 %, Eastern Europe for 28 % and the non-European markets for 2 % (2007: 70 %; 28 %; 2 %).

MM Packaging's customer base consists of approximately 2,000 customers in various consumer goods markets. Folding cartons for food and cigarettes remained the largest sales areas in 2008 on a pro-rata basis. More than 75 % of the business was made with multinational producers of consumer goods. The sales share of the five largest customers was roughly 41 % in 2008 (2007: 43 %).

The operating profit amounted to EUR 97.8 million and showed a slight increase in comparison to the previous year's EUR 96.8 million. The operating margin was thus 9.9 % (2007: 10.1 %). The return on capital employed leveled at 19.8 % (2007: 21.7 %). Cash earnings amounted to EUR 106.5 million (2007: EUR 103.0 million) and thus the cash earnings margin increased from 10.7 % to 10.8 %.

3. HUMAN RESOURCES

As of December 31, 2008, the Mayr-Melnhof Group employed 8,240 staff members in 20 countries were employed with the Mayr-Melnhof Group. Their professional know-how and commitment form the basis for the long-term success of our company. In order to secure it for the future, we markedly intensified our human resource programs during the past years with a focus on personnel development and recruiting. Our aim is to secure a framework in which our employees are able to develop their talents and to staff current and future key positions always with the best people. As in the past, we are committed to fill vacant existing and new positions with our own staff members to the extent possible. Thereby, we create challenging carreer opportunities within the Group and a long-term retention of our employees' know-how.

Leadership by commitment has always been the distinguishing management concept in our corporate culture, which is characterized by trust and the ambition for excellent performance. Openness and subsidiarity are the decisive principles in our organization.

Within our personnel planning, we proactively tackle the shortage in qualified human resources expected in conjunction with the demographic development and established our "Young Professionals Program" in 2008, a training scheme within our Group, which goes far beyond a traditional apprenticeship. After an intensive assessment procedure, we help our young professionals to develop top professional competencies, we promote their personality and encourage them to prove themselves in an international environment. At the end of 2008, the Group had 200 apprentices (2007: 195). In addition, we retain our long-term employees' experience and know-how within the Group and thus support the transfer of know-how between generations.

As the market leader, we have the ambition that throughout the whole Group all of our employees' know-how is always up to date and that they are best prepared for future challenges. In order to achieve that, we use a great variety of tools, such as ambitioned internal competitions (benchmarking), regular international staff exchanges and the installation of know-how forums, even on a virtual basis.

The central institution of Group-wide training is the MM Academy, which offers training programs for all staff members of the Group. In addition to expert know-how and languages, the training focus is on the development of social and leadership skills. In this context, the management training offers tailored training programs for individual management levels. At the end of their training program, the participants usually implement their new skills in independently prepared innovation projects within the Group. In 2008, roughly 1,650 employees were trained in the course of 800 training days in the MM Academy.

Our employees' health and vitality is of utmost importance to us. In this context, we offer our employees regular preventive medical checkups, a works doctor as well as training sessions about health and work safety.

Identification with our company's success and a high degree of commitment are essential components of our corporate culture. Performance-related remuneration systems in the form of individual agreements or site-specific bonus models have a long tradition within the MM Group and ensure that the individual employee is rewarded for excellent performance and success.

DEVELOPMENT OF HEADCOUNT

As of December 31, 2008, 8,240 staff members were employed with the Mayr-Melnhof Group (December 31, 2007: 8,657). Thereof 2,559 were employed with the division MM Karton (December 31, 2007: 3,010). This decline is primarily due to the closure of the Bulgarian cartonboard mill Nikopol and to the sale of the recovered paper participations. As of December 31, 2008, MM Packaging had 5,681 employees (December 31, 2007: 5,647). The share of employees who were employed abroad from Austria was 80.4 % (2007: 78.6 %). Eastern Europe, the Middle East and North Africa accounted for 30.5 % of all employees (2007: 32.0 %).

EMPLOYEES GROUP

(in %)	**Dec. 31, 2008**	Dec. 31, 2007
Western Europe (excl. Austria)	49.9 %	46.6 %
Austria	19.6 %	21.4 %
Eastern Europe	27.0 %	28.5 %
Other	3.5 %	3.5 %
Total	**100.0 %**	**100.0 %**

The Management Board would like to thank all staff members for their excellent performance as well as their commitment and flexibility, which enabled us to successfully complete the financial year 2008, even under increasingly difficult circumstances. We would like to extend words of thanks to the employee representatives for their trustful and constructive cooperation.

4. RESEARCH AND DEVELOPMENT

Our cartonboard and folding carton products are modern, technologically mature packaging materials which are esthetically appealing and can be used in a great variety of ways. On the basis of our decade-long experience and applying state-of-the-art technology, the Mayr-Melnhof Group produces a broad range of cartonboard qualities for standard and special applications as well as a multitude of attractive packaging solutions for the consumer goods industry. It is the aim of our research and development activities to continuously increase the customer value of our products as well as the Group's competitiveness by ongoing increases in quality, improved efficiency and innovation.

Our innovation approach is comprehensive and forms an essential part of the Group's growth strategy. The research and development activities are controlled centrally and realized in a practically oriented manner by close cooperation of experts from the individual sites.

In 2008, with the two long-term programs "UnliMMited Innovation" for MM Karton and "Break the Frame" for MM Packaging, we realigned the organization and systems of our innovation management with the aim to add to our position as cost and market leader also the position of a leader in innovation for packaging solutions. We create a new innovation culture within the Group by applying the latest methods of innovation and know-how management and involving all employees in the creation of forward-looking solutions.

We continued our successful project-related cooperation with universities and research centers in fundamental research. In addition, we have contributed to the work of legislative and standardization bodies for the specification of future product requirements for decades. This helps us ensure that we can implement such requirements within a short period of time.

In 2008, MM Karton continued to optimize the specific parameters of the packaging material cartonboard, such as gloss and smoothness, by formulation changes. In the cartonboard mill Neuss, a new cartonboard quality for the processing with flexo printing and lamination on corrugated cardboard was developed. At the Eerbeek site, a refiner plant for milling pulp was installed and the development of a cartonboard entirely consisting of fresh fibers was initiated. In the cartonboard mill Deisswil, the fat barrier feature of a speciality cartonboard for animal food packaging was improved.

In cartonboard processing, we adjusted our products and services on offer in accordance with the market demand for comprehensive packaging solutions, which increasingly include the upstream and downstream areas of the supply chain. As we master all common printing technologies such as offset, gravure and flexo printing and complex finishing methods, and due to the extension of our services ranging from consulting to co-packing, we are able to increase the value added.

The development of packaging solutions is generally effected in a customized manner and by systematic involvement of the innovation network consisting of specialists of the individual sites and the Innovation Centre PacProject in Hamburg. Our aim is to enable our customers to clearly differentiate their market range by innovations in construction, packaging form and a combination of finishing processes.

A claim to premium standards by high-quality finishing, a clearly identifiable design, convenience and the requirement of sustainability mark the current trends, which we meet by innovative packaging with regard to material combinations, design and functionality.

A new development by MM Packaging International, "Accessible pouch", was awarded the German Packaging Award and the Worldstar Award in 2008. In addition, a packaging solution by the MM Packaging site Schausberger, "Folding carton with integrated clamp", was nominated for the Austrian national award "Vorbildliche Verpackung" (Exemplary Packaging) 2008.

5. RISK MANAGEMENT

As an internationally operating company, Mayr-Melnhof Group faces various risks. Due to the variety of sales markets, the broad geographical positioning of the sites as well as the possibilities to flexibly adjust production, the entire Group is never exposed to individual, specific market or production risks.

Within the framework of the Group-wide risk management system, risks are regularly identified systematically, analyzed as to their potential effects and controlled in accordance with the Group's risk policy. Due to the long-term concentration on our core business, we have a solid basis to recognize potential risks at an early stage and to employ suitable risk management measures. In accordance with our subsidiary organization principle, operative risks are managed by the local companies in close cooperation with the central functions. As the managing holding company, Mayr-Melnhof Karton AG is responsible for the Group-wide risk control.

Risk prevention is our top priority and is to the extent economically justifiable complemented by suitable hedging instruments as well as by the Group's insurance program. The Group's auditor regularly assesses the functionality of the risk management and reports to the Supervisory Board and Management Board.

SALES

The demand for cartonboard largely correlates with the macroeconomic demand. Thus, market risks can especially arise from the economic development in the Group's sales markets. Despite the increasing concentration in the European cartonboard and folding carton industries, there are overcapacities, which manifest themselves in a continuously strong competition. In addition, large cartonboard capacities were started up in the Far East during the past few years which clearly intensified the pressure with respect on terms and conditions on the non-European cartonboard markets. We assume that this situation will continue during the next years.

MM Karton and MM Packaging supply a wide range of customers, more than 1,000 customers each. With our cartonboard production, we mostly supply small and medium-sized producers of folding cartons, however, our folding carton production shows a clearly higher customer concentration, as roughly 80 % of the business is transacted with multinational customers. Nevertheless, the dependency of individual customers is to be classified as manageable. For long-term agreements, price fluctuations of key input factors are taken into consideration.

Cartonboard and folding cartons are industrial mass products and subject to a permanent price pressure. Thus, the Mayr-Melnhof Group pursues cost, competence and innovation leadership with the aim to secure its leading position on the market in the long run and to make the best possible use of new growth opportunities.

PROCUREMENT

Fibers, energy and coating chemicals are the most essential input factors in cartonboard production. Their prices might be subject to material fluctuations. In order to diminish short-term peaks of the recovered paper prices, the most important fiber for MM Karton, we maintain strategic stores and procure a part of our needs based on longer-term contracts. The broad European procurement basis and increasing recycling quotas in the long run in Europe are expected to ensure a sufficient future supply.

The cartonboard mills mainly cover their energy needs with natural gas from which steam and electricity is highly efficiently generated by means of cogeneration of heat and power. Any additional electricity needs are procured from third parties. We manage the price risk by selectively fixing prices for future periods and by monitoring the market on an ongoing basis. In accordance with regulations by individual countries and in accordance with availability, the needed volumes are combined and contracts are concluded with national or international providers.

For the production of folding cartons, cartonboard is by far the most important raw material. Thanks to sufficient European capacities and several suppliers, the continuous supply of the facilities is ensured.

In addition to energy, the Group depends on the development of the crude oil price, in particular within the areas of chemicals, inks, logistics and transport packaging.

The Group's procurement is controlled centrally and realized within specific purchase categories. Individual required volumes are bundled in order to ensure a continuous supply at the best possible conditions.

In case any increases in input factor costs can no longer be compensated internally, efforts are made to adjust the sales prices in the short term.

OPERATING RISKS

By using state-of-the-art technology as well as regular maintenance and audits, we minimize the interruption risk and guarantee continuous production. Sufficient back-up capacities within the Group ensure the sustainable supply to our customers in case of any longer lasting interruptions of production. We manage any integration risks in case of acquisitions by concentration on the core business, standardization and speedy transfer of know-how as well as inclusion into the relevant segment's internal performance benchmarking.

FINANCIAL RISKS

An active cash management ensures that the Group has sufficient own funds or credit facilities which can be utilized at any time in order to meet liabilities and to finance further growth. Investments are mainly made in bonds with a high rating and on the money market. Acquisitions and investments are always verified as to their risk aspects and must correspond to clearly defined profitability requirements.

The risk of default relating to outstanding payments from customers is kept at a low level by customer credit insurances and an ongoing credit assessment.

Interest and foreign exchange risks are recorded systematically and limited or eliminated by suitable hedging instruments. In this context, mainly foreign exchange forwards and swaps are used. The most important currencies to be hedged by the foreign currency management are the British Pound, the US Dollar, the Swiss Franc and the Polish Zloty. In Eastern and South Eastern Europe we minimize the foreign exchange risk to the extent possible by matching currencies in business transactions or by price adjustment mechanisms for longer-term agreements. Derivative financial instruments are neither used for trading nor for speculation purposes. The risk of loss related to derivative financial instruments due to a default of the counterparty is manageable.

OTHER RISKS

We minimized the risk of a long-term total breakdown of the central data processing systems by installing separated parallel systems.

Our business activities might entail other risks in addition to those mentioned herein. However, as of today, we do not know of such risks or we consider them as insignificant.

From a current point of view, the total assessment of the risk situation does not reveal any risks to the Group as going concern.

6. ENVIRONMENTAL PROTECTION

In addition to product-related technical and economic advantages, the use of cartonboard as a packaging product also offers an ecological packaging solution marked by utmost sustainability. It is based on the use of renewable resources and shows the highest recycling rate as well as low carbon dioxide emissions.

The Mayr-Melnhof Group's business operations have been concentrated on the environmentally friendly production of cartonboard and packaging solutions for decades now. Cartonboard is made from recycled fibers which are complemented by virgin fibers. This cartonboard is processed to high-quality folding carton packaging for consumer goods which can be recycled almost completely. Thus, the principles of recyclability have always been an integral part of our business model.

In a competitive environment, the economical use of resources is decisive. This is why we always apply the best technologies available for all our production processes. This helps us to ensure the greatest possible efficiency and quality for the manufacture of our products. The environmental protection measures we take usually also cover any upstream and downstream areas. An internal benchmarking process ensures that best practice models are speedily implemented within the Group.

Due to the ongoing optimization in the Mayr-Melnhof cartonboard mills, we have been achieving optimal values on an European level for many specific consumption and emission figures for a long time now. Thus, further improvements are hardly possible or are subject to technological innovations.

The current optimizations in the area of environmental protection mainly concentrate on further savings in the consumption of raw materials, energy and in the logistics area. Environmental management systems, which are implemented in an increasing number of sites, systematically support this process. Roughly half of the cartonboard production as well as four folding carton sites were certified according to ISO 14001 as of December 31, 2008. In addition, the virgin fibers cartonboard mills Baiersbronn and Eerbeek are certified in accordance with the internationally recognized forest certification system FSC "Forest Stewardship Council" and according to PEFC "Program for Endorsement of Forest Certification Schemes". Group-wide audits according to ISO 9001 are taking place in order to continuously improve quality management. Furthermore all cartonboard mills and folding carton facilities that serve the foods industry are certified in accordance with the HACCP hygiene management system. Since 2008, GMP, "good manufacturing practice" has also been co-certified in cartonboard production. The importance of workplace safety was accounted for by the certification of further mills in accordance with OHSAS in 2008.

The mills within the EU received the carbon dioxide emission certificates in connection with the use of fossil fuels. As in the years before, there were no shortfalls as of December 31, 2008.

In 2008, a general focus of the Group was on the continuation of the REACH regulation "Safe use of chemicals" and the Traceability Directive "Traceability of raw materials" as well as on the realization of environmental and food-law-related requirements for packaging.

Carbon Footprint

The Mayr-Melnhof Group complies with the framework of CEPI (Confederation of European Paper Industry), which developed a uniform approach for the calculation of the carbon footprint, which amounts to roughly a ton of fossil carbon dioxide emission per produced and processed ton of carton. The information shown is to help consumers to assess the effects of the production process and of the product on the environment.

ENVIRONMENTAL PROTECTION MEASURES IN 2008

MM KARTON

Energy

The division-wide initiative "e.fficiency" to reduce the specific energy consumption, which started already in 2007, was continued with priority. The installation of low-energy units, use of waste heat and insulation measures are just a few examples of the various individual projects.

Water

In the mills Frohnleiten and Deisswil, the water quality was further improved (e. g. reduction of the amount of phosphate). In Gernsbach, the water treatment was optimized by using sand filters. In Baiersbronn, an essential decrease in the residues of wastewater treatment was achieved.

Chemicals

The main emphasis was on quantity savings by optimizing the formulations as well as on storage safety.

Noise

Noise reductions were reached by using covered drive systems as well as by sound insulations for roof ventilators.

CO_2

With the combined transport from Frohnleiten to North Germany, the carbon dioxide emissions were reduced.

MM PACKAGING

In connection with the ongoing measures taken to increase the efficiency of materials and productivity, environment-related optimizations were in particular made in the areas of energy, water and solvents. The energy projects mainly focused on climate control, waste heat recovery, insulations as well as compressor and vacuum systems. Improvements in relation to the use of water mainly concentrated on the installation of osmosis systems. For solvents, the focus was mainly on procedures for the optimization of consumption and recovery.

7. DISCLOSURES ACCORDING TO ARTICLE 243a OF THE AUSTRIAN COMPANIES CODE

Composition of capital, stock categories
Please refer to the information provided in the consolidated financial statements under note 15 A).

Restrictions concerning the voting rights and the transfer of shares
Approximately 64 % of the shares are held by the core shareholder families in a syndicate. A syndicate agreement exists, which regulates the transferability of shares within the syndicate and to outside parties. Issues that concern the annual general meeting are decided by the syndicate with a simple majority. Modifications of the syndicate agreement require a three-fourths majority.

Direct or indirect participation in capital of at least 10 %
According to the information provided by the Company, minimum participations of 10 % in the capital at year-end 2008 were as follows:

MMS Mayr-Melnhof-Saurau Beteiligungsverwaltung KG
CAMA Privatstiftung
MM Salzburg Privatstiftung

The owners of shares with special control rights and a description of these rights
There are no shares with special control rights.

The type of voting rights control for capital participation by employees, if they do not directly exercise the right to vote
There is no such capital participation model for employees.

The provisions for appointment and revocation of members of the Management Board and the Supervisory Board and regarding alteration of the Articles of Association of the Company that do not arise directly from the Act
There are no provisions of this type.

The authorizations of the members of the Management Board that do not arise directly from the Act, in particular with regard to the option of issuing or repurchasing shares
Please refer to the information provided in the consolidated financial statements under note 15 A).

All significant agreements to which the Company is party and that take effect are modified or terminated in the event of a change of control of the Company as a result of a takeover offer as well as their effects; excepted are agreements which would significantly damage the Company if made public, unless the Company is obligated to make such information public as a result of other statutory provisions
The protective clause with regard to the disclosure of this information is invoked. The scope of the business in question is considered reasonable.

Existence and significant contents of compensation agreements between the Company and the members of its Management and Supervisory Boards or employees in the event of a public takeover offer
There are no agreements of this type.

8. SUBSEQUENT EVENTS

There have been no subsequent events after the balance sheet date.

9. OUTLOOK ON THE FINANCIAL YEAR 2009

This outlook is based on the management's assessment as of February 27, 2009 and does not take into consideration any effects of possible acquisitions, divestments or other structural changes in the course of 2009. The previous and the following outlook statements are subject to known as well as unknown risks and uncertainties due to which the actual events might deviate from the statements made herein.

In the course of the progressing recession on the main market Europe, we expect a noticeable reduction of the mass purchasing power during the following months, which will also affect the demand for cartonboard and folding cartons. After a considerably declining order volume in the cartonboard area at the end of the year 2008, demand commenced late and only slowly with a high volatility at the end of January. Thus there are no indicators for a short-term improvement of utilization, which in turn indicates that further, market-related machine downtime is unavoidable. The incoming orders for folding cartons are in total still sufficient, but there are already strong differences by region and customer segment.

Selective adjustments of the number of employees to the lower utilization levels of individual sites are unavoidable, however, such measures will not reduce the Group's long-term performance.

The recent considerable decline in the costs of raw materials will not be able to support the margins but will instead tighten the existing demand-related price pressure. The prior target is thus to maintain and gain market shares.

On a Group-wide basis, production concentrates on measures which contribute to an improved cost structure and add to productivity. Investing activities are continued with a focus on projects with short-term payback.

Sufficient liquidity and financing facilities in connection with the leading position as to costs form a solid basis for us to continue to strengthen our position within the industry, even under the current circumstances.

As a result of the insecure economic development, we are not able to make any results forecasts for 2009 at this time.

Vienna, February 27, 2009

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p. Oliver Schumy m.p.

Corporate Governance Report

The principles of diligent Corporate Governance have been established within the Mayr-Melnhof Group for a long time, with the goal of treating all shareholders equally and generating leadership and control of the company with the purpose of creating long-term added value. Since the adoption of the Austrian Corporate Governance Code (ÖCGK) in 2002, Mayr-Melnhof Karton AG has committed itself voluntarily to comply therewith. In this manner we systematically create comprehensive transparency in accordance with up-to-date international and European standards.

The Code, consistent with the developments in national and international capital market practice, is continuously improved and contains all relevant provisions of the Austrian jurisdiction as well as more comprehensive international customary regulations and recommended practices for a responsible company management and control. The most recent version of the Code can be found online at www.corporate-governance.at.

The implementation of Corporate Governance in the business year 2008 was evaluated on the basis of the most recent version of the Code of January 2009. Just as has been the case so far, Mayr-Melnhof Karton AG continues to comply with all legal provisions without any restrictions. Any more comprehensive recommendations or suggestions of the Code not requiring any justification in case of deviations have been implemented almost in their entirety. In our reporting for the year 2008, the required data in accordance with section 243b of the Austrian Companies Code as amended in the Corporation Law Amendment Act, which are mandatory for reports as of the beginning of 2009, have already been taken into account.

The company deviates from the following C-Rules ("comply or explain") of the Code and explains as follows:

Rule 31 — Disclosure of the remuneration of each member of the Management Board
Explanation: We do not believe this information is relevant to any decisions or material.

Rule 51 — Disclosure of the remuneration of each member of the Supervisory Board
Explanation: We do not believe this information is relevant to any decisions or material.

BOARD MEMBERS

THE MANAGEMENT BOARD

Wilhelm HÖRMANSEDER
Chairman
Member of the Management Board
since March 9, 1994
appointed until December 31, 2009
born 1954

Andreas BLASCHKE
Member of the Management Board
since May 14, 2002
appointed until May 14, 2010
born 1961

Franz RAPPOLD
Member of the Management Board
since May 14, 2002
appointed until May 14, 2010
born 1952

Oliver SCHUMY
Member of the Management Board
since June 1, 2008
appointed until May 14, 2010
born 1971

The members of the Management Board do not hold any mandates in Group-external supervisory boards.

THE SUPERVISORY BOARD

Michael GRÖLLER
Chairman since June 8, 2002
born 1941

Romuald BERTL
Deputy Chairman since March 2, 1994
born 1953

Clemens GOESS-SAURAU
Deputy Chairman since May 18, 2005
Member of the Board since March 2, 1994
born 1956, passed away on January 10, 2008

Johannes GOESS-SAURAU
Deputy Chairman since May 7, 2008
Member of the Board since May 18, 2005
born 1955

Friedrich MAYR-MELNHOF
Deputy Chairman since March 2, 1994
born 1924

Gerhard GLINZERER
Member of the Board since June 17, 1997
born 1954

Guido HELD
Member of the Board since May 7, 2008
born 1944

Alexander LEEB
Member of the Board since May 7, 2008
born 1959

Georg MAYR-MELNHOF
Member of the Board since May 7, 2008
born 1968

Hubert ESSER
Member of the Board since May 10, 1995
born 1959
Delegate of the European Staff Council of MM Karton

Manfred GRUNDAUER
Member of the Board since June 17, 1997
born 1948
Delegate of the European Staff Council of MM Karton

Gerhard NOVOTNY
Member of the Board since May 10, 1995
born 1963
Divisional representative of MM Packaging

The current mandate of all members of the Supervisory Board elected by the shareholders expires with the 16th Annual Shareholders' Meeting in 2010 on the financial year 2009.

All mandates of the Supervisory Board members delegated by the employee representation bodies are for an indefinite period of time.

Members in the committees of the Supervisory Board

Committee for Management Board Issues

Michael GRÖLLER, Chairman
Romuald BERTL
Johannes GOESS-SAURAU
Friedrich MAYR-MELNHOF

Audit Committee

Romuald BERTL, Chairman
Johannes GOESS-SAURAU
Michael GRÖLLER
Manfred GRUNDAUER

Members of the Supervisory Board with additional supervisory board mandates within publicly listed companies

Michael GRÖLLER
Chairman of the Supervisory Board, RHI AG, Vienna, Austria

Gerhard GLINZERER
Member of the Supervisory Board, S.C. Armatura S.A., Cluj-Napoca, Romania

Independence of the members of the Supervisory Board

In establishing the criteria that constitute independence, the members of the Supervisory Board adhered to the guidelines of the ÖCGK. The criteria are published on the Company's website at http://www.mayr-melnhof.com/en/about-mm/governance/independence-supervisory-board.html.

With regard to these criteria, all members of the Supervisory Board declared to be independent. Consequently, this applies also to the committees of the Supervisory Board.

Share owners or representation of interests of a share > 10 % in Mayr-Melnhof Karton AG

No member of the Supervisory Board holds a share of more than 10 % in Mayr-Melnhof Karton AG or represents a legal person with a shareholding beyond 10 %.

INFORMATION ON THE PROCEDURES OF THE MANAGEMENT BOARD AND THE SUPERVISORY BOARD

Allocation of rights and duties within the Management Board

Wilhelm HÖRMANSEDER	CEO
Oliver SCHUMY	CFO
Andreas BLASCHKE	Sales, Marketing MM Packaging
Franz RAPPOLD	Sales, Marketing MM Karton

Type and decision-making power of the committees of the Supervisory Board

Committee for Management Board Issues

This committee makes decisions in issues concerning the Management Board in accordance with statutory provisions and also executes the functions of the nomination and the remuneration committee.

Audit Committee

The decision-making power derives from the legal requirements.

Focuses of the Supervisory Board

The Supervisory Board held 6 meetings in the fiscal year 2008, with the participation of the Management Board, and fulfilled its tasks stipulated in the law and the by-laws. In addition to the discussion concerning the current business development, the Supervisory Board above all addressed the implementation of the strategy within the individual segments, acquisition projects, planned investments and financing activities. The efficiency of the activities of the Supervisory Board was ensured by the organisation.

Focuses of the committees of the Supervisory Board

The Committee for Management Board Issues met four times in 2008. It was concerned with Management Board issues and prepared the meetings of the Supervisory Board.

The Audit Committee held two meetings and fulfilled its statutory duties.

COMPENSATION OF THE MANAGEMENT BOARD

The compensation of the Management Board is divided into a fixed salary and a proportionally high variable component that takes into account the success of the Company, in particular the profit for the year, cash earnings and return on capital employed. Payment of the variable component is effected in the subsequent year.

The total compensation of the Management Board members for the 2008 financial year was thous. EUR 3,736.6. Thereof, thous. EUR 1,368.7 was paid as fixed salary and thous. EUR 2,367.9 as variable compensation.

With regard to a company retirement plan, there exists a claim to a share of a fixed pension amount based on the qualifying period.

In the event of departure from the position, the statutory claims from the employee relationship apply.

The company has effected a D&O (directors and officers) insurance.

COMPENSATION OF THE SUPERVISORY BOARD

The compensation of the Supervisory Board for the current financial year is determined by the corresponding annual shareholders' meeting in the subsequent year and is paid thereafter. The distribution of the total compensation among all the members is left to the Supervisory Board. No other compensation was provided to the Supervisory Board members.

Information on corporate governance is regularly published on the Group's website at http://www.mayr-melnhof.com/en/about-mm/governance/declaration.html.

Vienna, February 27, 2009

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p. Oliver Schumy m.p.

Report of the Supervisory Board

In the 2008 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the financial year, the Supervisory Board convened in six meetings with the participation of the Management Board. The Supervisory Board meetings offered sufficient opportunity to discuss the issues on the respective agendas and the documents submitted on time.

Furthermore, the Management Board provided the Supervisory Board on a regular basis with written and verbal reports on the business development and the condition of the Company and of the subsidiaries within the Group. The Chairman of the Supervisory Board also maintained regular contact with the Chairman of the Management Board outside Supervisory Board meetings in order to discuss the business development, risk situation and strategy of the Company.

In addition to discussing the current business, the Supervisory Board was particularly concerned with the implementation of the strategy in the segments, acquisition, investment, and financing projects.

The cooperation of the capital and employee representatives was characterized by cooperative interaction of all participants.

The annual financial statements and the management report of Mayr-Melnhof Karton AG for the year ending December 31, 2008 including the accounting were audited by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH. The same applies to the consolidated annual financial statements, which were prepared in accordance with IFRS and supplemented by the management report for the Group and further notes under the terms of Section 245a of the Austrian Companies Code. The audit confirmed that the accounting, the annual financial statements, the management report as well as the consolidated annual financial statements and the management report for the Group conform with the legal requirements and the Articles of Association and present fairly, in all material respects, the financial position, its financial performance and cash flows. The audit provided no reason for query, and the auditors duly issued an unqualified opinion for 2008.

The Supervisory Board concurs with the annual financial statements, management report, the consolidated annual financial statements as well as the management report for the Group, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2008. Thus, the 2008 annual financial statements of Mayr-Melnhof Karton AG are adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of profit for the financial year 2008.

The members of the Supervisory Board extend their thanks to the Management Board and all employees of the Mayr-Melnhof Group for their high achievements and dedicated efforts during the financial year 2008.

Vienna, March 2009

Michael GRÖLLER
Chairman of the Supervisory Board

MM Shares

Mayr-Melnhof Karton AG's shares have been listed on the Vienna Stock Exchange since April 21, 1994. They are traded in the ATX (Austrian Traded Index), the segment of shares with highest capitalization and liquidity, and in the ATX Prime (index with increased transparency and disclosure requirements). Furthermore, we established a Sponsored Level 1 ADR (American Depository Receipt) program with the Bank of New York. ADRs are traded OTC in the USA and are denominated in US Dollars, whereas 4 ADRs equal one ordinary share. Mayr-Melnhof stock options are traded at the Austrian Futures and Options Exchange.

STOCK MARKETS IN 2008

2008 was a year of massive price losses in all international financial centers. Despite the positive trend during the last few weeks of the year, many stock exchanges had to record the most significant price corrections in decades.

The development already suffered at the beginning of 2008 - due to the financial market crises precipitated on the US real estate market in mid-2007. Since the beginning of September, the financial problems which banks and insurance companies face have been on the verge of turning into a systemic crises. As a consequence, while comprehensive government-sponsored rescue packages are issued worldwide, there are more and more indications of a considerable economic downturn. After support measures managed to stop the continued acceleration of the financial crisis provisionally and the economic policy makers reacted to the alarming economic figures with interest rate reductions and economic stimulus packages, the last few weeks of 2008 saw a slight recovery of the stock prices in comparison to the lows of the year.

In the year-on-year comparison, the Dow Jones Industrial Index recorded a development of -34.7 %, the DAX of -40.4 % and the FTSE 100 of -32.2 %. Due to the general aversion to taking risks, the development of the Emerging European Markets in 2008 was clearly slower than that of the established markets. As a consequence thereof, the ATX decline of -61.2 % was clearly above average.

THE MM SHARE PERFORMANCE

The MM Share saw a price decline during the first three quarters, mostly analogously to the overall Austrian market. From September until the end of the year, the share remained quite stable - unlike the ATX. The total annual performance was -31.6 %. The annual high of EUR 76.40 was reached on January 8, 2008, the annual low of EUR 45.93 on December 15, 2008. Average daily sales followed the trend of the Vienna Stock Exchange and went down from EUR 5.5 million to EUR 3.1 million. The weighting in the ATX was at 2.3 % at the end of 2008.

SHARE REPURCHASE PROGRAM

At year-end 2008, the Group held 740,368 own shares. That means about 3.4 % of the share capital, purchased since November 27, 2007 for EUR 43.5 million including fees. The average book value per share was EUR 58.8 as of December 31, 2008. The 14th Annual General Meeting of May 7, 2008 authorized the Management Board to repurchase treasury shares on and outside the stock exchange until November 7, 2010. Such authorization was exercised following the Annual General Meeting. All transactions are published online at www.mayr-melnhof.com.

SHAREHOLDER STRUCTURE

The shareholder structure of the Group remained stable in 2008. The share capital of Mayr-Melnhof Karton AG is divided into 22 million bearer shares. Thereof, approx. 64 % are held by the core shareholder families in a syndication. Other shareholdings are wide-spread and are mostly held by institutional investors in Great Britain, Germany, Austria, France, Scandinavia and Switzerland.

LONG-TERM DIVIDEND POLICY

The dividend policy of the Mayr-Melnhof Group is a long-term policy. According to this policy, one third of the consolidated profit for the year is distributed. In accordance with this specification, the Management Board will suggest a dividend at previous year's level of EUR 1.70 in the course of the 15th Annual General Meeting on April 29, 2009. This corresponds to an increase of the payout ratio from 32.1 % to 37.3 %. With reference to the average share price for the year 2008, a dividend yield of 2.9 % is achieved.

INVESTOR RELATIONS

The guiding idea of the investor relations program of Mayr-Melnhof Karton AG is long-term, open and personal communication with our institutional and private investors, analysts, journalists and the interested public. Our objective is to provide all members of the financial community with a true perception of our Company in order to facilitate an adequate rating.

We intensified the principle of identical and simultaneous information transmission to all shareholders again by providing audio webcasts to our website, in addition to electronic distribution systems for our written publications.

In 2008, the interest in the MM Share remained stable on a high level. Correspondingly, investors and analysts were informed of the Group's strategy and current developments in personal meetings and with presentations. Analysts in international banks regularly cover the Mayr-Melnhof Group. In this context, we are glad to be able to report that our Company was included in the coverage of another two analyst firms in 2008. A regularly updated overview of the analysts covering our Company on a regular basis can be found on our website.

SHAREHOLDERS' CLUB

The Shareholders' Club is a free-of-charge service provided by MM. All shareholders registered in our Shareholders' Club and interested investors regularly receive company reports of Mayr-Melnhof Karton AG via mail and are invited to company events mostly held in connection with material innovations. Furthermore, press releases are sent via e-mail. Our investor relations department will be happy to accept your registrations.

It is our objective to continuously improve our investor relations activities. Therefore suggestions for improvement are always welcome.

YOUR CONTACT TO MAYR-MELNHOF INVESTOR RELATIONS

Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
E-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

INFORMATION ABOUT MAYR-MELNHOF SHARES

ISIN securities identification number: AT0000938204
ADR Level 1: MNHFY
Reuters: MMKV.VI
Bloomberg: MMK:AV

SHARE PRICE CHART

RELATIVE PERFORMANCE OF MM SHARES 2008 (December 28, 2007 = 100)


MM
ATX
120
100
80
60
40
20
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
Mar.

SHARE PERFORMANCE INDICATORS

STOCK PRICE PER SHARE (in EUR)	2006	2007	**2008**
High	77.17[5]	89.90	76.40
Low	58.59[5]	69.03	45.93
Year-end	71.00[5]	74.14	50.73
STOCK PERFORMANCE (as of Dec. 31)			
-1 month	+3.6 %	-3.5 %	+5.4 %
-3 months	+4.6 %	-4.5 %	-6.2 %
-9 months	-3.9 %	-12.6 %	-26.0 %
RELATIVE PERFORMANCE (year-end)			
MM Shares	+20.3 %	+4.4 %	-31.6 %
ATX	+21.7 %	+1.1 %	-61.2 %
SHARE PERFORMANCE INDICATORS (in EUR)			
Earnings per share[1]	4.79[5]	5.22	4.38
Cash earnings per share[1]	8.69[5]	9.39	8.12
Total equity per share[2]	37.62[5]	41.21	41.95
Dividend per share	1.40[5]	1.70	1.70[6]
Dividend[2] (in millions of EUR)	30.80	37.40	36.10[6]
Dividend yield per average share price	2.1 %	2.1 %	2.9 %
TRADING VOLUME			
Vienna Stock Exchange[3] (in EUR)	4,330,947	5,510,379	3,086,165
Number of shares issued	24,000,000[5]	22,000,000	22,000,000
Own shares[4]	1,972,696[5]	1,325	740,368
Free float[4]	7,627,304[5]	7,698,675	7,179,632
Market capitalization[4] (in millions of EUR)	1,564	1,631	1,079
ATX weighting[4] (in %)	1.28 %	1.21 %	2.30 %

[1] average shares outstanding
[2] shares issued as of Dec. 31
[3] daily average
[4] as of Dec. 31
[5] adapted to number of shares after share split 1:2
[6] proposed

Corporate Responsibility

Sustainability is an immanent part of our corporate activities and has always been the determining factor for our actions. Using state-of-the-art technologies and highly efficient processes, we produce high-quality cartonboard and folding carton products, which are mostly made of regenerative raw materials and which can almost completely be recycled after use.

Aiming at a high return on capital invested in the long run, we strive to create sustainable benefits for all our stakeholders, as we are convinced that long-term competitiveness and an economic enhancement in the production of cartonboard and folding cartons can combine high returns with responsibility for the environment and society.

We are continuously working on the improvement of our products and processes with the ambition to establish the highest possible standards throughout all company divisions as a market and cost leader. This is how we ensure progress on a high level and fulfill the responsibilities we have towards society, always taking into consideration the interests of investors, employees, customers, suppliers and the environment in the course of the ongoing optimization process.

To always act as "decent businessmen" - this is the maxim of our actions and the basis for our requirement to always fulfill the ethical principles of legal compliance, human rights and working standards.

The implementation of corporate responsibility as well as the assessment of the suitability of relevant measures are the responsibility of the management. In accordance with the subsidiary principle of our organizations, this task is fulfilled by the individual companies' management as well as by the Group management.

In this context, the management of the Mayr-Melnhof Group states the following sustainability aims:

PRODUCTS

We develop and sell modern cartonboard and folding carton solutions and thus cover the demand for attractive, functional and environmentally friendly packaging with a convincing function for the presentation and protection of consumer goods. By producing products of constantly high quality within the site network, we offer our customers a great variety of products with highly reliable delivery by corresponding back-up systems.

Our innovation is market-driven and aims at the development of products and services in close cooperation with customers, who are able to tackle current and future challenges better than the former ones. The focus is mainly on optimized and new applications as well as increased material efficiency, quality and product reliability. It is our prime intention to be a reliable partner for our customers and to help them to further increase their success.

CUSTOMER ORIENTATION

The business relationship with our customers is marked by the principle of highest professionalism. Our requirements for the desired long-term cooperation are market-driven product and service developments, cost-optimized pricing, adherence to delivery dates as well as qualified solution-oriented consultancy. The close contact between our sales organization and the market and regular customer surveys form the basis for the continuous optimization of our services and business processes. With a broad range of services in the area of supply chain efficiency and product reliability, we help our customers to manage their sustainability requirements in a better way.

HUMAN RESOURCES

The long-term productivity and commitment of our employees are of utmost importance to our Group's sustainable success. Therefore, we advocate life-long learning and systematically support the development of professional and personal competencies within our Group-wide apprenticeship and training institutions. We are convinced that each individual employee can make a contribution to the solutions for tomorrow's markets with his/her know-how and creativity. In an organization marked by openness, we support cross-division and cross-country dialogue between employees and managers and thus create a climate in which trust, transfer of know-how and innovation can thrive. We consider the diversity of our staff as an asset, which helps us manage our activities better and in a more creative manner in the long run.

The health and vitality of each individual employee is an essential requirement for continuously excellent performance. Therefore, we are committed to taking various measures in order to guarantee good and safe working conditions throughout the Group. By using flexible working time models and performance-related remuneration systems, we involve our employees in the Group's workflows and encourage them to assume responsibilities. In order to support and reward success-oriented actions, annual interviews with the individual employees are conducted throughout the entire Group. In cooperating with the employee representation bodies, the formation of which is ensured at all sites, we pursue long-term constructive dialogue.

ENVIRONMENTAL PROTECTION

The Mayr-Melnhof Group adheres to environmental laws and climate protection and promotes the continuous saving of resources.

We are committed to continuously improving the environmental friendliness of our products and constantly monitor the effects of our activities on the environment, taking into consideration the latest findings. We promote cooperation among the local staff responsible and the central functions in order to achieve best practice throughout the Group. The Group-wide focus towards a continuous increase in efficiency also ensures the constant optimization of environmental issues by increasing energy efficiency and fiber yield and by reducing the consumption of chemicals and water, for example.

Energy is one of the major cost factors in cartonboard production. Thus, MM Karton constantly takes internal measures in order to reduce the specific energy consumption and intends - to the extent legally possible and economically reasonable - to increase its use of renewable energies.

In all areas of our corporate responsibility, we strive for sustainable and open dialogue with the interested public.

Glossary

DEFINITION OF FINANCIAL INDICATORS

Cash earnings
Sum of profit for the year before depreciation and amortization and before deferred taxes.

Cash earnings margin
Cash earnings divided by sales.

EBITDA (Earnings before interest, income taxes, depreciation and amortization)
Profit before tax excluding net interest (income) expenses, the respective profit attributable to minority shareholders according to IAS 32 as well as depreciation and amortization.

EBITDA margin
EBITDA divided by sales.

Employees
Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value
The sum of market capitalization, minority interests and net debt (see definition net debt/net liquidity).

Total equity and non-current liabilities to PPE
The sum of total equity and non-current liabilities divided by property, plant and equipment.

Total equity to total assets
Total equity divided by total assets.

Net debt/net liquidity
The sum of interest-bearing current and non-current financial liabilities subtracted by cash and current and non-current available-for-sale financial assets.

In case that the sum of cash and available-for-sale financial assets exceeds the financial liabilities, a net liquidity exists. An existing net liquidity is not considered for the calculation of the enterprise value.

Net debt/net liquidity to total equity
Net debt/net liquidity divided by total equity.

Net profit margin
Profit for the year divided by sales.

Operating margin
Operating profit divided by sales.

Property, plant and equipment to total assets
Property, plant and equipment divided by total assets.

Return on assets (ROA)
The sum of profit for the year, interest expense and the respective profit attributable to minority shareholders according to IAS 32 divided by average total assets.

Return on capital employed (ROCE)
Profit before tax, excluding net interest (income) expenses and excluding the respective profit attributable to minority shareholders according to IAS 32 divided by the sum of average total equity plus average current and non-current interest-bearing financial liabilities, average provisions for other non-current liabilities and charges subtracted by average cash and current and non-current available-for-sale financial assets.

Return on equity (ROE)
Profit for the year divided by average total equity.

Return on investment (ROI)
The sum of profit for the year, interest expenses and the respective profit attributable to minority shareholders according to IAS 32 divided by the sum of average total equity plus average current and non-current interest-bearing financial liabilities.

Working capital
The sum of total current assets and non-current available-for-sale financial assets subtracted by total current liabilities excluding revolving bank debt.

FINANCIAL CALENDAR 2009

April 29, 2009	15th Annual General Meeting
May 6, 2009	Ex-Dividend Day
May 13, 2009	Dividend Payment Day
May 14, 2009	Results for the 1st quarter of 2009
August 19, 2009	Results for the 1st half-year of 2009
November 12, 2009	Results for the first three quarters of 2009

PUBLISHED AND EDITED BY
Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact
Stephan Sweerts-Sporck
Investor Relations
Phone: +43 1 50136 91180
Fax: +43 1 50136 91195
e-mail: investor.relations@mm-karton.com

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the Internet.

The financial statements of Mayr-Melnhof Karton AG prepared in accordance with Austrian Financial Reporting Standards were audited together with the management report by gmc-unitreu Wirtschaftsprüfungs- und Steuerberatungs GmbH, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette) as well as on the website of the Company.

Website: http://www.mayr-melnhof.com

Cover: Swisstop Cream 350 g/m^2 and Swisstop Cream 230 g/m^2, Karton Deisswil

RECEIVED
2009 MAY -4 A 8:53

Figures

Consolidated Financial Statements

Consolidated Income Statements

(all amounts in thousands of EUR except share and per share data)	Notes	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Sales		1,731,194.1	1,736,959.2
Cost of sales		(1,363,852.6)	(1,331,292.1)
Gross margin		**367,341.5**	**405,667.1**
Other operating income	5	11,646.4	10,746.7
Selling and distribution expenses		(165,192.9)	(172,033.4)
Administrative expenses		(75,454.3)	(74,204.0)
Other operating expenses	6	(1,400.2)	(758.2)
Operating profit		**136,940.5**	**169,418.2**
Gain from disposal of businesses	4	19,992.1	0.0
Result from wound-up activities	4	(21,594.8)	0.0
Financial income		14,714.2	14,534.1
Financial expenses		(8,093.7)	(9,082.9)
Other income (expenses) – net	7	(3,999.6)	(4,005.5)
Profit before tax		**137,958.7**	**170,863.9**
Income tax expense	8	(41,049.3)	(54,289.9)
Profit for the year		**96,909.4**	**116,574.0**
Attributable to:			
Shareholders of the Company		94,745.1	114,859.2
Minority interests		2,164.3	1,714.8
Profit for the year		**96,909.4**	**116,574.0**
Earnings per share for profit attributable to the shareholders of the Company during the year:			
Basic and diluted average number of shares outstanding		21,637,343	22,010,084
Basic and diluted earnings per share		**4.38**	**5.22**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

(all amounts in thousands of EUR)	Notes	**Dec. 31, 2008**	Dec. 31, 2007
ASSETS			
Property, plant and equipment	9	562,919.0	598,803.0
Investment property	9	1,758.9	1,913.0
Intangible assets including goodwill	9	59,328.9	55,919.6
Available-for-sale financial assets	10	2,585.6	1,540.4
Other financial assets	10	5,451.3	6,123.3
Deferred income taxes	8	9,749.1	11,529.0
Non-current assets		**641,792.8**	**675,828.3**
Inventories	12	213,512.4	252,733.5
Trade receivables	13	181,055.4	203,880.6
Income tax receivables		13,121.3	9,686.3
Prepaid expenses and other current assets	14	32,605.4	37,871.2
Available-for-sale financial assets	10	154,046.2	3,000.0
Cash and cash equivalents		189,786.4	350,494.1
Current assets		**784,127.1**	**857,665.7**
TOTAL ASSETS		**1,425,919.9**	**1,533,494.0**
EQUITY AND LIABILITIES			
Share capital	15	88,000.0	88,000.0
Additional paid-in capital		168,453.4	168,453.4
Treasury shares	15	(43,508.7)	(100.1)
Retained earnings	15	708,225.2	650,462.3
Other reserves	15	(29,325.6)	(185.3)
Equity attributable to shareholders of the Company		**891,844.3**	**906,630.3**
Minority interests		21,806.4	27,265.8
Total equity		**913,650.7**	**933,896.1**
Interest-bearing financial liabilities	16	71,761.2	114,329.1
Provisions for other non-current liabilities and charges	17	76,482.9	81,172.7
Deferred income taxes	8	35,499.0	39,976.8
Non-current liabilities		**183,743.1**	**235,478.6**
Interest-bearing financial liabilities	16	85,274.1	66,631.2
Financial lease liabilities	16	0.0	1,540.0
Liabilities and provisions for income tax	18	15,268.6	4,199.9
Trade liabilities	19	113,138.8	157,831.1
Deferred income and other current liabilities	20	43,049.3	53,800.1
Provisions for other current liabilities and charges	21	71,795.3	80,117.0
Current liabilities		**328,526.1**	**364,119.3**
Total liabilities		**512,269.2**	**599,597.9**
TOTAL EQUITY AND LIABILITIES		**1,425,919.9**	**1,533,494.0**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(all amounts in thousands of EUR)	Notes	Equity attributable to Share capital	Additional paid-in capital	Treasury shares
Balance at Jan. 1, 2007		**87,240.0**	**169,213.4**	**(54,477.3)**
Profit for the year				
Profit (loss) directly recognized in equity, net of tax:				
Net profit (loss) from valuation of available-for-sale financial assets				
Foreign currency translation differences				
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**
Dividends paid				
Capital contribution by minority shareholders				
Acquisitions of businesses				
Capital increase funded from the Company's own resources		8,760.0	(8,760.0)	
Purchase of treasury shares at cost				(2,381.8)
Cancelation of treasury shares		(8,000.0)	8,000.0	56,759.0
Balance at Dec. 31, 2007		**88,000.0**	**168,453.4**	**(100.1)**
Profit for the year				
Profit (loss) directly recognized in equity, net of tax:				
Net profit (loss) from valuation of available-for-sale financial assets	15			
Foreign currency translation differences	15			
Total profit (loss) directly recognized in equity		**0.0**	**0.0**	**0.0**
Total profit for the year		**0.0**	**0.0**	**0.0**
Dividends paid	15			
Acquisitions and dispositions of businesses				
Purchase of treasury shares at cost				(43,408.6)
Balance at Dec. 31, 2008		**88,000.0**	**168,453.4**	**(43,508.7)**

The accompanying notes are an integral part of these consolidated financial statements.

shareholders of the Company						
	Profit (loss) directly recognized in equity					
Retained earnings	Valuation of available-for-sale financial assets	Foreign currency translation	**Other reserves**	**Total**	Minority interests	**Total equity**
623,189.5	**609.8**	**2,894.6**	**3,504.4**	**828,670.0**	**22,796.2**	**851,466.2**
114,859.2			0.0	114,859.2	1,714.8	116,574.0
	(639.3)		(639.3)	(639.3)	11.2	(628.1)
		(3,050.4)	(3,050.4)	(3,050.4)	(870.3)	(3,920.7)
0.0	**(639.3)**	**(3,050.4)**	**(3,689.7)**	**(3,689.7)**	**(859.1)**	**(4,548.8)**
114,859.2	**0.0**	**0.0**	**(3,689.7)**	**111,169.5**	**855.7**	**112,025.2**
(30,827.4)			0.0	(30,827.4)	(1,418.1)	(32,245.5)
			0.0	0.0	2,663.5	2,663.5
			0.0	0.0	2,368.5	2,368.5
			0.0	0.0		0.0
			0.0	(2,381.8)		(2,381.8)
(56,759.0)			0.0	0.0		0.0
650,462.3	**(29.5)**	**(155.8)**	**(185.3)**	**906,630.3**	**27,265.8**	**933,896.1**
94,745.1			0.0	94,745.1	2,164.3	96,909.4
	826.2		826.2	826.2	(18.1)	808.1
		(29,966.5)	(29,966.5)	(29,966.5)	(3,818.4)	(33,784.9)
0.0	**826.2**	**(29,966.5)**	**(29,140.3)**	**(29,140.3)**	**(3,836.5)**	**(32,976.8)**
94,745.1	**0.0**	**0.0**	**(29,140.3)**	**65,604.8**	**(1,672.2)**	**63,932.6**
(36,982.2)			0.0	(36,982.2)	(1,176.2)	(38,158.4)
			0.0	0.0	(2,611.0)	(2,611.0)
			0.0	(43,408.6)		(43,408.6)
708,225.2	**796.7**	**(30,122.3)**	**(29,325.6)**	**891,844.3**	**21,806.4**	**913,650.7**

Consolidated Cash Flow Statements

(all amounts in thousands of EUR)	Notes	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit for the year		96,909.4	116,574.0
Adjustments to reconcile profit for the year to net cash provided by operating activities:			
Income tax expense	8	41,049.3	54,289.9
Depreciation and amortization of property, plant and equipment, and intangible assets	9	83,479.6	89,229.7
Gains (losses) from disposals of property, plant and equipment, and intangible assets	5	(890.5)	(1,276.4)
Gains (losses) from disposals of available-for-sale and other financial assets		16.3	52.4
Gain from disposal of businesses	4	(19,992.1)	0.0
Result from wound-up activities	4	21,594.8	0.0
Interest income		(14,714.2)	(14,486.2)
Interest expense		8,071.1	8,982.6
Share of profit (loss) of associated companies		(667.8)	(377.9)
Other		(2,350.3)	(2,122.7)
Changes in working capital:			
Inventories		30,704.3	(49,948.8)
Trade receivables		15,169.1	(6,555.3)
Prepaid expenses and other current assets		8,404.2	401.4
Trade liabilities		(41,424.1)	155.8
Deferred income and other short-term liabilities		(3,705.2)	4,193.1
Provisions for other short-term liabilities and charges		(6,507.6)	4,773.4
Changes in working capital		**2,640.7**	**(46,980.4)**
Cash flow provided by operating activities excluding interest and taxes paid		**215,146.3**	**203,885.0**
Income taxes paid		(38,530.8)	(65,115.1)
Net cash provided by operating activities		**176,615.5**	**138,769.9**
CASH FLOW FROM INVESTING ACTIVITIES:			
Proceeds from disposals of property, plant and equipment, and intangible assets		1,637.2	4,012.0
Purchases of property, plant and equipment, and intangible assets		(98,203.3)	(96,717.2)
Acquisitions of companies or businesses, net of cash and cash equivalents acquired (2008: thous. EUR 1,457.1; 2007: thous. EUR 422.7)	4	(12,353.5)	(4,563.5)
Proceeds from disposal of companies or businesses	4	27,100.0	0.0
Proceeds from disposals of available-for-sale and other financial assets		3,872.9	80,305.5
Purchases of available-for-sale and other financial assets		(155,671.8)	(1,665.7)
Dividends received		667.8	377.9
Interest received		12,738.8	13,570.7
Net cash used in investing activities		**(220,211.9)**	**(4,680.3)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Interest paid		(8,104.6)	(8,957.7)
Issuances of interest-bearing financial liabilities		1,638.7	25,092.7
Repayments of interest-bearing financial liabilities		(27,175.2)	(59,391.3)
Treasury shares	15	(43,408.6)	(2,381.8)
Dividends paid to the shareholders of the Company	15	(36,982.2)	(30,827.4)
Dividends paid to minority interests		(1,176.2)	(1,418.1)
Capital contribution by minority interests		(27.7)	2,663.5
Net cash used in financing activities		**(115,235.8)**	**(75,220.1)**
Effect of exchange rate changes on cash and cash equivalents		(1,875.5)	(802.6)
Net increase in cash and cash equivalents		**(160,707.7)**	**58,066.9**
Cash and cash equivalents at the beginning of the year		**350,494.1**	**292,427.2**
Cash and cash equivalents at the end of the year		**189,786.4**	**350,494.1**

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

(1) Summary of significant accounting policies

A) GENERAL EXPLANATIONS

The Mayr-Melnhof Group
Mayr-Melnhof Karton AG and its subsidiaries ("the Group") are primarily engaged in manufacturing and selling cartonboard and folding cartons within Europe. The Group is divided into two operating segments (see note 24): Mayr-Melnhof Cartonboard ("MM Karton") and Mayr-Melnhof Packaging ("MM Packaging"). MM Karton manufactures and markets numerous grades of cartonboard, concentrating on coated cartonboard produced predominantly from recovered paper. MM Packaging converts cartonboard into industrial printed folding cartons mainly for food (e.g. cereals, dried foods, sugar, confectionary and baked products), other consumer goods (e.g. cosmetics and toiletries, detergents, household articles and toys), and into cigarette packaging as well as high-grade confectionary packaging.

The parent company of the Group is Mayr-Melnhof Karton AG, located at Brahmsplatz 6, 1041 Vienna, Austria.

Basic accounting principles
The consolidated financial statements and notes thereto of Mayr-Melnhof Karton AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS" and "IAS") as adopted by the International Accounting Standards Board ("IASB") and the respective interpretations as adopted by the Standing Interpretations Committee ("SIC") and by the International Financial Reporting Interpretations Committee ("IFRIC") as to be applied within the European Union.

There are no further liabilities or claims with regard to third parties other than those which have been recorded in the consolidated financial statements and notes thereto.

The preparation of consolidated financial statements and the notes thereto in accordance with generally accepted accounting and recognition standards of IFRS is performed by making estimates and assumptions for certain items, which affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual amounts may differ from those estimates and assumptions.

All amounts herein, except share data and per share amounts, are specified in thousands of Euro unless otherwise stated.

B) CONSOLIDATION PRINCIPLES AND CONSOLIDATION METHODS

The consolidated financial statements and notes thereto include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly and majority-owned subsidiaries, except where control is temporary or does not reside within the Group. Minority interest represents minority shareholders' proportionate share of the equity and profit in several majority-owned subsidiaries of the Company. Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies, generally when the Group holds at least 20 % but not more than a 50 % voting interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained are accounted for at cost or fair value as appropriate. All effects of intercompany transactions have been eliminated.

According to IFRS 3 "Business Combinations", all acquisitions of companies and businesses shall be accounted for using the purchase method. Thereby, the cost of the acquired interest is offset against the acquirer's interest in equity at the acquisition date. Any difference between the cost of acquisition and the acquirer's interest in equity shall be allocated to the respective identifiable assets and liabilities of the acquired company or business up to its fair values irrespective of the percentage of the interest acquired. Accordingly, the interest of the remaining shareholders shall be recognized at fair value of their interest in equity. A remaining excess of the purchase price over the fair value of the equity interest acquired shall be capitalized as goodwill. Negative goodwill shall be recognized immediately in the income statement.

C) ACCOUNTING AND RECOGNITION PRINCIPLES

During the preparation of the consolidated financial statements and notes, relevant amendments to existing IAS, IFRS and interpretations as well as newly enacted IFRS and IFRIC interpretations, as published in the Official Journal of the European Union and put into effect no later than December 31, 2008, have been taken into consideration.

In this context, amendments to IAS 39 and IFRS 7, which allow the reclassification of financial instruments, are concerned. The changed regulations do not show impact on the Group's financial statements and financial position.

Until December 31, 2008, the following standards and interpretations have been changed or newly issued and endorsed by the European Union, but have not come into effect so far: amendments to IAS 23 "Borrowing Costs", which stipulate the obligatory capitalization of borrowing costs for the acquisition of certain assets, amendments to IFRS 2 "Share-based Payment" and amendments to IAS 1 "Presentation of Financial Statements (revised 2007)", which will change the presentation of the Income Statement and "Other Comprehensive Income". Additionally, IFRIC 13 "Customer Loyalty Programmes" and IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" have become part of the accounting principles of the European Union. The mentioned standards and interpretations have to be applied from 2009 onwards. The possibility of earlier application was not used.

The amendments to IAS 1 "Presentation of Financial Statements (revised 2007)" will show an impact on the presentation of the Consolidated Income Statement and the Consolidated Statement of Changes in Equity for periods starting after January 1, 2009. Further mentioned changes or amendments are not expected to have significant impact on the Group's financial statements and financial position.

IFRS 8 "Operating Segments", which was already endorsed by the European Union last year, has been applied earlier. Its implementation will be obligatory from the financial year 2009 onwards.

Foreign currency translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate part of shareholders' equity. Profit and loss resulting from foreign currency transactions are included in the results from operations as incurred.

Exchange differences arising on monetary items that form part of a net investment in a foreign operation are recognized initially in accordance with IAS 21.32 as a separate component of equity and recognized in profit or loss upon repayment or disposal of the net investment.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparing the consolidated financial statements and notes thereto were as follows:

Currency:		**Exchange rate at Dec. 31, 2008** **1 EUR =**	Exchange rate at Dec. 31, 2007 1 EUR =	**Annual average exchange rate 2008** **1 EUR =**	Annual average exchange rate 2007 1 EUR =
Bulgaria	BGN	1.96	1.96	1.96	1.96
Czech Republic	CZK	26.88	26.63	25.13	27.71
Denmark	DKK	7.45	7.46	7.46	7.45
Great Britain	GBP	0.95	0.73	0.79	0.69
Jordan	JOD	1.00	1.04	1.04	1.04
Poland	PLN	4.15	3.59	3.52	3.78
Romania	RON	4.02	3.61	3.69	3.34
Russia	RUB	41.28	35.99	36.64	35.07
Switzerland	CHF	1.49	1.65	1.58	1.64
Tunisia	TND	1.84	1.80	1.80	1.75
Turkey	TRY	2.15	1.72	1.89	1.79
Ukraine	UAH	10.85	7.42	7.78	6.92

Revenue recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and payment is reasonably assured. Revenues are recorded net of discounts, such as sales incentives, customer bonuses and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as selling expenses.

Earnings per share

Earnings per share is calculated in accordance with IAS 33 "Earnings per Share". The standard requires the calculation of two key figures, basic and diluted earnings per share. Basic earnings per share is calculated by dividing profit or loss attributable to the shareholders of the Company by the weighted average number of shares outstanding during the financial year. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. Neither as of December 31, 2008, nor as of December 31, 2007, are there any exercisable or outstanding options.

Research and development costs

Research costs are recognized as expense as incurred. Development costs are capitalized only after the following criteria can be verified and are met cumulatively: it has to be possible among other criteria to use or sell internally generated intangible assets and, additionally, future economic benefits for the Group have to be achieved. Neither as of December 31, 2008, nor as of December 31, 2007, have development costs been capitalized.

Intangible assets including goodwill

Acquired intangible assets which are determined to have a finite useful life including licenses, patents, concessions, trademarks and assets regarding customer relationships are capitalized at cost and amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Acquired intangible assets which are determined to have an indefinite useful life are not amortized but tested for impairment on an annual basis.

According to IFRS 3 "Business Combinations", goodwill is not amortized but tested for impairment on an annual basis. The recoverability evaluation of goodwill is performed at least annually or when it is evident that an impairment exists. Such impairment test is conducted on the operating segment level. In this context, the value in use of the segment is compared to the carrying amounts of non-current assets, comprising property, plant and equipment and intangible assets including goodwill. The value in use of the segment is determined by assessing the present value of the estimated future cash flows. If the fair value of the operating segment is less than these carrying amounts, the difference is recognized as an impairment loss.

Neither in 2008 nor in 2007 had goodwill to be amortized as a result of an impairment.

Property, plant and equipment

Property, plant and equipment are recognized at cost less accumulated depreciation. Therefore, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10–50 years
Technical equipment and machines	8–15 years
Other equipment, fixtures and fittings	4–10 years

It is the policy of the Group to capitalize renewal investments and leasehold improvements. Generally, costs resulting in a prolongation of utilization or in an increase in future utilization of assets are capitalized. Current cost of maintenance and repairs is recognized as expense as incurred.

The cost of internally generated assets includes the respective direct costs as well as directly attributable material and manufacturing overhead costs including depreciation.

Investment property

The Group holds investment property, which is disclosed and reported separately and recognized at depreciated cost. Investment property concerns land and buildings mainly held to achieve rental income. Additionally, this property is not used in the production or for administration or selling purposes.

Leases

The Group is exclusively lessee in lease transactions. As far as the Group substantially bears all the risks and rewards incidental to the ownership of the asset, thereby being considered as beneficial owner ("Financial lease"), the asset is recognized under non-current assets at the present value of the non-cancelable minimum lease payments, recording a corresponding lease obligation as liability. For all remaining lease transactions ("Operating lease"), the lease-related payments are recognized as expense as incurred.

Impairment of non-current-assets

A recoverability evaluation of non-current assets is performed as soon as events that have occurred and circumstances that have changed indicate that the carrying amount of an asset or a group of assets exceeds its recoverable amount. In such a case, the carrying amount of the asset or the group of assets is compared with the higher of the fair value less costs to sell or its present value of estimated future cash flows. In case that the reasons for an impairment no longer exist, a revaluation has to be conducted. Goodwill and intangible assets with indefinite useful lives are not amortized but annually tested for impairment in accordance with IAS 36.

Investments in associated companies

Material investments in which the Company has a significant influence are accounted for using the equity method. In general, the accounting principles as stated in this section are also applied for investments in associated companies.

Marketable securities

Marketable securities have been classified under measurement category "available-for-sale" and are carried at fair value. The corresponding unrealized profit and loss, if it does not represent a permanent loss, is directly recognized in equity, net of deferred income taxes.

Other financial assets

Other financial assets comprise investments in non-consolidated subsidiaries, other investments, loans to third parties and other financial investments. Investments in non-consolidated subsidiaries and other investments are in fact held as available-for-sale, but in general these investments are recognized at cost, as no active market exists for these investments and the respective fair values can not be reliably measured within an economically justifiable period of time. In case of an indicated lower fair value, this value is recorded. Loans to third parties are classified under measurement category "Financial assets" measured at cost less accumulated depreciation, whereas non-interest and low-interest-bearing loans are recognized at present value. All remaining other investments are impaired in case of a permanent reduction in value. In case that the reasons for impairment no longer exist, a revaluation has to be conducted.

Deferred taxes

Deferred tax assets and liabilities are accounted for in accordance with IAS 12 "Income Taxes" for all temporary differences between the tax bases of existing assets and liabilities and their value in the financial statements. In this context, those enacted statutory tax rates have to be applied which are applicable in future periods in which these differences will be reversed. Permanent differences are not included in the calculation of deferred taxes. Furthermore, deferred tax assets are recorded for those tax loss carryforwards which can be utilized. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income tax expense in the period of a tax rate change. If realization of deferred tax assets becomes improbable, a valuation allowance will be recorded.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine purchase and/or manufacturing costs of raw materials, manufacturing and operation supplies and goods for resale, a weighted average price method taking into consideration the sales market is applied. Work in process and finished goods are recorded including material, labor and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and sales activity.

Receivables and other assets

Receivables and other assets are accounted for at par value less bonuses, discounts and allowances and are classified under the measurement category "Financial assets".

Emission rights

In the course of the implementation of the Kyoto Protocol, the Directive 2003/87/EC came into force within the European Union as of January 1, 2005 onwards. Based on this directive, the Group is obliged to redeem specified emission rights for incurred carbon dioxide emissions during cartonboard production. These emission rights have been allocated to the Group's respective production sites for the period from January 1, 2008 to December 31, 2012 free of charge.

As IFRIC 3 "Emission Rights" has been withdrawn by the IASB, definite regulations concerning the accounting treatment of emission rights are missing. Therefore these emission rights are recognized in accordance with IAS 38 "Intangible Assets" as intangible assets in "Prepaid expenses and other current assets", measured at cost amounting to zero as the rights have been allocated free of charge. If effective carbon dioxide emissions exceed the number of existing emission rights during the reporting period at the balance sheet date, a provision for these missing emission rights in the amount of their market value has to be accounted for. As of December 31, 2008 and 2007, the Group has sufficient emission rights available.

Accordingly, only expenses from the utilization of acquired emission rights and income from the sale of redundant emission rights are recorded in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash, checks and short-term deposits at financial institutions. Cash and cash equivalents denominated in foreign currencies are translated into Euro using the exchange rate in effect at the balance sheet date.

Financial instruments

On the debit side, the Group's financial instruments consist of derivative financial instruments, financial assets comprising cash and cash equivalents, loans, trade receivables, the position "Prepaid expenses and other current assets" less tax receivables and prepaid expenses (see note 14) as well as available-for-sale financial assets. On the credit side, financial instruments include derivative financial instruments, financial liabilities, comprising interest-bearing financial liabilities, financial lease liabilities, trade liabilities less advances from customers and the position "Deferred income and other current liabilities" less deferred income, tax liabilities and obligations for personnel and social costs (see note 20).

Derivative financial instruments

Derivative financial instruments are recognized in accordance with IAS 39 "Financial Instruments: Recognition and Measurement". According to IAS 39, all derivative financial instruments are recognized at market value as assets or liabilities. Profit and loss resulting from changes in the fair value of derivative instruments is either recognized in profit or loss in the income statement or in profit or loss directly recognized in equity, depending on the intended use of the derivative and the compliance with certain requirements. In case of a Fair Value Hedge, the change in fair value is recognized in profit or loss as incurred by compensating the effect on profit or loss with a corresponding measurement of the underlying transaction. In case of a Cash Flow Hedge, the effective portion of the change in fair value is recognized directly in equity. Inefficiencies, classified as a non-complete hedge of the underlying instrument by the derivative instrument, are of insignificant importance to derivative instruments classified as Fair Value or Cash Flow Hedge.

Concentration of financial risks

Financial instruments, which may cause a concentration of financial risks in certain cases, comprise primarily cash and cash equivalents, securities and trade receivables. The Group's trade receivables derive from a broad and diversified group of customers. The financial risk arising from customer bad debt is monitored by ongoing credit rating assessments. Additionally, the Group concludes credit insurance contracts in order to cover certain potentially uncollectible receivables. Furthermore, the Group makes allowances for losses based upon the expected collectible trade receivables.

Profit or loss directly recognized in equity

In this position, the following changes directly recognized in equity are included: differences arising from foreign currency translation and unrealized profit and loss from fair value changes of marketable securities, after considering the deferred income taxes.

Other non-current provisions

Defined benefit pension obligations and other benefits related to severance obligations are valued in accordance with IAS 19 "Employee benefits" using the projected unit credit method. The present value of defined benefit obligations is calculated based on the years of service, the anticipated development of the employee's compensation as well as contractual and statutory enacted pension revaluation requirements. Actuarial gains and losses are recognized in profit or loss in accordance with IAS 19 using the corridor approach. Surpluses from pension funds are recorded in other non-current assets, if the economic benefit can be determined with sufficient certainty.

Provisions for anniversary bonuses are accrued for non-current obligations against employees related to the number of years of their service based on collective or plant bargaining agreements.

Provisions for pre-retirement programs are accrued upon conclusion of individual contractual agreements as well as for probable pre-retirement agreements in the future, if employees have the right to participate in pre-retirement programs based on plant bargaining agreements or collective agreements.

Other provisions

Other provisions are accounted for in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and IAS 19 "Employee Benefits". A provision is recognized when the Group has a present legal or factual obligation as a result of a past event and its settlement is expected to result in an outflow of resources embodying economic benefits. If material, non-current provisions are discounted using the present value method.

For the calculation of other provisions, particularly for warranty costs and losses from uncompleted contracts, the Group accounts for all cost components which are used for the calculation of inventories.

Provisions for restructuring costs are recognized when a detailed formal plan for the restructuring process has been approved and the management has either started its implementation or its public announcement.

Liabilities

Non-current liabilities including financial liabilities are classified under measurement category "Financial liabilities" and measured at amortized cost unless they are designated as the underlying item in a Fair Value Hedge. Current liabilities are stated at cost, which is the consideration to be paid. Financial lease liabilities are recognized at their present value.

Minority interests

Minority interests represent minority shareholders' investments in Group companies or business units other than Mayr-Melnhof Karton AG. At the date of first-time consolidation, these are recorded as proportionate share of equity in the respective company or business unit and are carried forward considering the share of profit or loss, paid dividends as well as contributions to and returns of capital.

According to IAS 32, minority interests are to be presented as liability in case of interests in partnerships with minority shareholders being entitled to resign or in such cases where the minority shareholder holds a put option for his share, provided these are reliably appraisable. In the consolidated balance sheet, these shares in equity are presented as liabilities under "Deferred income and other current liabilities". In the consolidated income statement, the corresponding profit is presented under "Other financial income - net".

(2) Key assumptions entailing a considerable risk of a change in value

The consolidated financial statements and notes thereto include the following material items for which the determination of their carrying amounts is highly dependent on the underlying assumptions and estimations:

Provisions for pensions and severance payments

The actuarial calculation of pension and severance obligations is based on assumptions about discount rates used, expected return on plan assets, future increases in salaries and life expectancies. Actual outcomes can be different from these assumptions due to changes in the economic environment and market conditions.

Impairment of non-current assets

Goodwill and other intangible assets are reviewed for impairment annually. In the course of these impairment reviews, the evaluation of non-current assets is also based on budget assessments of market or company-specific discount rates, expected annual growth rates and foreign exchange rates. The assumptions involved in these calculations may change and cause an impairment loss in future periods.

Provisions for litigations

The outcome of litigations in progress cannot be anticipated with certainty. The Group recognizes adequate provisions if reasonable assessments can be made. The actual outcomes of litigations may differ from these assessments.

Provisions for restructuring costs

The calculation of provisions for restructuring costs is based on assumptions about the termination of contracts, staff redundancies or pension payments. The actual amounts to be considered may deviate from these assumptions.

Realization of deferred tax assets

Deferred taxes are calculated by applying enacted statutory tax rates applicable for future years to temporary differences as well as by evaluating the capacity of future taxable income. Potential tax rate changes or future taxable income which differs from the assumptions may result in the fact that the realization of deferred tax assets becomes improbable and consequently a valuation allowance of the respective assets has to be recorded.

Useful life of non-current assets

Property, plant and equipment, and acquired intangible assets are stated at cost and are amortized on a straight-line basis over their estimated useful lives. The estimation of the useful lives is based on assumptions about wear and tear, aging, technical standards, contract periods and changes in demand. Changes in these factors may cause a reduction of the useful life of the asset. This would result in a higher depreciation or amortization of the remaining carrying amount over the remaining shorter useful life and a higher annual depreciation and amortization expense.

(3) Financial risk management

The Group is subject to various financial risks arising from its operating activities and the structure of its financing. These financial risks primarily comprise the credit risk, liquidity risk, currency risk and the risk of interest rate changes. These risks are mitigated using a centralized risk management, which is applied throughout the Group.

The identification, analysis and evaluation of the financial risks as well as the decisions concerning the application of financial instruments in order to manage these risks are taken by the Group's headquarters.

Credit risk

The credit risk represents the risk arising from a non-fulfillment of contractual obligations by business partners which may result in losses. The immanent risk of default of business partners resulting from the underlying transaction is widely hedged by credit risk insurances as well as by bank guarantees and letters of credit. The definition criteria to be applied for credit ratings are based on contractual agreements with credit insurance institutions and are stipulated by internal guidelines.

The credit and default risks are continuously monitored, incidental and identifiable risks are provided for by recording appropriate allowances or provisions. For the assessment of the overall risk, existing insurance coverage, possible guarantees and letters of credit are taken into consideration. As a result of the broad and diversified customer base, a concentrated risk of default does not exist.

Liquidity risk

The liquidity risk is referred to as the risk to raise the required funds at any time in order to settle the amounts payable in due course. Based on a well-timed liquidity management, sufficient cash and cash equivalents as well as current and non-current credit lines are available to the Group's subsidiaries. Consequently, liquidity risk is categorized as low.

Currency risk

The currency risk represents the risk arising from changes in the value of financial instruments due to fluctuations in exchange rates. This risk especially exists if business transactions are denominated and settled in currencies other than the Euro and these currencies do not correspond with the functional (local) currency of the company. This is particularly the case for sales in British Pound, US Dollar, Swiss Franc, Polish Zloty and Russian Rouble. The Group uses foreign exchange forward contracts in order to reduce the respective currency risks (see note 11).

At December 31, 2008, if the exchange rate of the Euro had strengthened (weakened) 1.0 % against these currencies, the foreign currency exchange result including the performance of foreign exchange forward contracts would have been thous. EUR 76.1 higher (lower).

As of the balance sheet date, the interest-bearing financial liabilities are predominantly denominated in Euro. Therefore, no significant currency risk concerning these liabilities exists.

Interest rate risk

The interest rate risk is referred to as the risk arising from changes in the value of financial instruments due to fluctuations of market interest rates. It comprises the interest-rate related price risk for fixed interest-bearing financial instruments and the settlement risk of variable interest-bearing financial instruments. The Group is predominately financed by variable interest-bearing financial liabilities.

At December 31, 2008 and December 31, 2007, the Group showed a net liquidity. Therefore, a change in the market interest rate does not represent an interest expense risk.

Derivative financial instruments

The Group mainly applies derivative financial instruments to mitigate the risks from exchange rate and interest rate changes. In this context, the Group uses foreign exchange forward contracts in order to mitigate the effects of current exchange rate fluctuations and interest rate swap agreements in order to mitigate the current market interest rate risk. All counterparties in these transactions are reputable financial institutions with whom the Group conducts business on a regular basis. Accordingly, the Group considers the corresponding risk of default and related losses as being remote.

Fair values

In the consolidated balance sheet, the amounts recorded for trade and other receivables, current liabilities as well as cash and cash equivalents approximate substantially their fair values due to the short-term nature of these items. The amounts recorded for interest-bearing financial liabilities basically correspond to their present values.

(4) Significant changes in the consolidated companies

A) ACQUISITIONS, DISPOSITIONS AND FORMATIONS IN 2008

Acquisitions

In November 2008, the division MM Packaging acquired an interest of 60.01 % in the Turkish packaging producer Superpak Ambalaj sanayi ve ticaret A.S., located in Izmir, Turkey, for thous. EUR 6,178.7. Inclusion into the Group and division was effected on November 1, 2008. In this context, a goodwill in the amount of thous. EUR 2,908.4 and assets regarding customer relationships in the amount of thous. EUR 2,350.6 were recorded. Concerning the acquisition of the remaining minority interest of 39.99 %, both the division MM Packaging and the minority shareholder have an irrevocable option at a fixed price being exercisable in January 2011 at the earliest. The put option of the minority shareholder was recorded as option liability.

A condensed balance sheet according to IFRS at this date includes the following:

CONDENSED BALANCE SHEET INFORMATION

(in thousands of EUR)	**Nov. 1, 2008**
Intangible assets, property, plant and equipment	3,973.2
Goodwill	2,908.4
Assets regarding customer relationships	2,350.6
Other current assets	3,650.8
Total assets	**12,883.0**
Equity	6,178.6
Non-current liabilities	258.2
Deferred income taxes	1,075.3
Current liabilities	1,836.2
Option liability	3,534.7
Total equity and liabilities	**12,883.0**

Dispositions

In February 2008, the division MM Karton closed the sale of its 100 % interest in Joh. Spiehs & Co GmbH, located in Vienna, Austria. In March 2008, the division MM Karton sold the majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H., located in Vienna, Austria, as well as the indirectly held majority interest of 63.34 % in "Papyrus" Altpapierservice Handelsgesellschaft m.b.H., located in Villach, Austria, and Papyrus Wertstoff Service GmbH, located in Bad Reichenhall, Germany, as well as the majority interest of 94.45 % in PAREK Papierverwertungs Gesellschaft m.b.H., located in Kapfenberg, Austria. The companies concerned operate in the business of recovered paper collection and trade.

Due to the disposal of these investments, assets and liabilities shown in the balance sheet as of December 31, 2007 were reduced by thous. EUR 16,766.7 and thous. EUR 7,046.4, respectively, as well as minority interests by thous. EUR 2,612.4. Herefrom a profit before tax of thous. EUR 19,992.1 was realized.

Formations

In December 2008, the division MM Packaging formed the trading company Al-Ekbal Paper Trading & Logistic Services W.L.L., located in Amman, Jordan.

Shutdown

In the division MM Karton the production activities at the plant Mayr-Melnhof Nikopol A.D., Bulgaria, are being ceased. The relevant winding-up expenses, consisting of the impairment of buildings and technical equipment as well as other expenses, amounted to thous. EUR 21,594.8. At the balance sheet date assets and liabilities primarily consist of an impaired property as well as other receivables and tax liabilities to a small extent.

B) ACQUISITIONS, DISPOSITIONS AND FORMATIONS IN 2007

Acquisitions

In June 2007, the division MM Karton acquired the remaining minority interest of 43 % in PAREK Papierverwertungs Gesellschaft m.b.H, located in Kapfenberg, Austria, for thous. EUR 335.7. By applying the provisions of IFRS 3, an excess of thous. EUR 65.8 was recorded in the income statement.

In November 2007, the division MM Packaging acquired an interest of 52.57 % in the Jordanian packaging producer Al-Ekbal Printing & Packaging Co., located in Amman, Jordan, for thous. EUR 3,634.9. In this context, a goodwill in the amount of thous. EUR 541.6 was recorded. Inclusion into the Group and division was effected on December 31, 2007.

A condensed balance sheet according to IFRS at this date includes the following:

CONDENSED BALANCE SHEET INFORMATION

(in thousands of EUR)	**Dec. 31, 2007**
Intangible assets, property, plant and equipment	4,125.9
Goodwill	541.6
Available-for-sale financial assets	134.4
Other current assets	4,068.4
Total assets	**8,870.3**
Equity attributable to equity holders of the Company	3,634.9
Minority interest	2,790.9
Non-current liabilities	1,383.5
Current liabilities	1,061.0
Total equity and liabilities	**8,870.3**

In December 2007, the division MM Packaging acquired the rotogravure operation of Field Packaging (Bremen) GmbH, located in Delmenhorst, Germany, via an asset deal and carried over the respective staff. The acquisition costs in this regard amount to thous. EUR 8,647.6. In this context, the Group assumed provisions for personnel costs in the amount of thous. EUR 610.0, primarily for pre-retirement programs as well as the assets accounting for these programs in the amount of thous. EUR 171.3.

Dispositions

In March 2007, the division MM Karton sold its 100 % interest in Mayr-Melnhof Papierresidu Verwerking B.V. located in Eerbeek, Netherlands, as well as its interests of 33.33 % in Cdem Holland B.V. and CDEM V.O.F., both located in 's-Hertogenbosch, Netherlands. This transaction resulted in a pre-tax profit of thous. EUR 110.8.

Formations

In December 2007, the division MM Karton formed the company MM Prodaja Kartona d.o.o. located in Domzale, Slovenia.

(5) Other operating income

(in thousands of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Gains and losses from disposal of property, plant and equipment, and intangible assets - net	890.5	1,276.4
Insurance claims	2,320.2	1,528.2
Rental income	1,242.0	1,329.8
Other income - net	7,193.7	6,612.3
Other operating income	**11,646.4**	**10,746.7**

(6) Other operating expenses

(in thousands of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Depreciation and amortization	(653.4)	(612.1)
Other expenses	(746.8)	(146.1)
Other operating expenses	**(1,400.2)**	**(758.2)**

(7) Other income (expenses) - net

(in thousands of EUR)	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Foreign currency exchange rate gains (losses) - net	(3,126.1)	(2,964.8)
Other financial income - net	(873.5)	(1,040.7)
Other income (expenses) - net	**(3,999.6)**	**(4,005.5)**

(8) Income taxes

The components of profit before tax by tax jurisdictions are as follows:

(in thousands of EUR)	Year ended Dec. 31, 2008	Year ended Dec. 31, 2007
Profit before tax:		
Austria	49,278.2	36,450.3
Other countries	88,680.5	134,413.6
Profit before tax	**137,958.7**	**170,863.9**

Income tax expense consists of the following:

(in thousands of EUR)	Austria	Other countries	Total
Financial year 2008:			
Current for the period	16,225.4	29,687.3	45,912.7
Current for prior periods	146.8	(249.8)	(103.0)
Deferred benefits excluding loss carryforwards	(4,612.0)	(549.5)	(5,161.5)
Deferred benefits of operating loss carryforwards	0.0	526.9	526.9
Deferred benefits due to tax rate changes	0.0	(125.8)	(125.8)
Income tax expense	**11,760.2**	**29,289.1**	**41,049.3**
Financial year 2007:			
Current for the period	8,507.1	43,012.7	51,519.8
Current for prior periods	1,780.9	45.2	1,826.1
Deferred benefits excluding loss carryforwards	(4,873.1)	3,788.1	(1,085.0)
Deferred benefits of operating loss carryforwards	0.0	766.8	766.8
Deferred benefits due to tax rate changes	0.0	1,262.2	1,262.2
Income tax expense	**5,414.9**	**48,875.0**	**54,289.9**

A reconciliation from the applicable tax rate, which results from the geographical allocation of income in the respective tax jurisdictions of the Group, to the effective tax rate is as follows:

(in %)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Applicable tax rate	**26.05 %**	**32.25 %**
Non-taxable expenses (income) - net	0.44 %	0.29 %
Valuation allowance and restructurings	3.26 %	(1.47 %)
Tax rate changes	(0.09 %)	0.74 %
Other - net	0.09 %	(0.04 %)
Effective tax rate	**29.75 %**	**31.77 %**

The item "Valuation allowance and restructurings" includes improvements in the Group's tax structure, restructurings and the use of tax loss carryforwards, which were regarded as unrealizable in prior periods, and valuation allowances relating to new loss carryforwards.

In the financial statements, deferred tax assets and liabilities are netted out according to maturities as follows:

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Current deferred tax assets	6,629.1	6,451.9
Non-current deferred tax assets	3,120.0	5,077.1
Current deferred tax liabilities	(1,401.9)	(2,938.7)
Non-current deferred tax liabilities	(34,097.1)	(37,038.1)
Net deferred tax liability	**(25,749.9)**	**(28,447.8)**

The tax effects of temporary differences and loss carryforwards representing deferred tax assets and liabilities are as follows:

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Intangible assets	1,668.0	3,175.7
Inventories	1,773.2	1,467.1
Benefit plans and other liabilities and charges	7,854.3	10,059.5
Operating loss carryforwards	8,783.8	9,095.0
Other	1,197.4	1,254.8
Gross deferred tax assets	**21,276.7**	**25,052.1**
Valuation allowance	(6,274.7)	(5,948.3)
Net deferred tax assets	**15,002.0**	**19,103.8**
Property, plant and equipment	(16,631.7)	(17,473.3)
Loans receivable, investments and financial assets	(23,686.0)	(29,667.4)
Other	(434.2)	(410.9)
Deferred tax liabilities	**(40,751.9)**	**(47,551.6)**
Net deferred tax liability	**(25,749.9)**	**(28,447.8)**

The Group has corporate and trade tax loss carryforwards available to reduce future taxable income of certain foreign subsidiaries. At December 31, 2008, the Group had corporate tax loss carryforwards of thous. EUR 49,957.9 (December 31, 2007: thous. EUR 48,438.1), which must be utilized within the next one to thirteen (December 31, 2007: one to fourteen) years, and thous. EUR 851.4 (December 31, 2007: thous. EUR 4,078.7), which can be utilized over an indefinite period. Additionally, at December 31, 2008, the Group had trade tax loss carryforwards of thous. EUR 1,154.3 (December 31, 2007: thous. EUR 2,081.7) available in Germany, which can be utilized over an indefinite period.

At December 31, 2008, the Group believed that certain corporate and trade tax loss carryforwards will be utilized and hence recorded a deferred tax asset of thous. EUR 2,734.2 (December 31, 2007: thous. EUR 3,261.1).

In other subsidiaries with operating loss carryforwards, it is more likely that these deferred tax assets will not be realized. Consequently, valuation allowances amounting to thous. EUR 6,049.2 and thous. EUR 5,833.9 have been provided for the deferred tax assets at December 31, 2008 and 2007, respectively.

Corporate and trade tax loss carryforwards underlying this allowance amount to thous. EUR 40,739.0 (December 31, 2007: thous. EUR 41,825.7), from which loss carryforwards in the amount of thous. EUR 810.8 (December 31, 2007: thous. EUR 6,107.7) can be utilized over an indefinite period and loss carryforwards in the amount of thous. EUR 39,928.2 (December 31, 2007: thous. EUR 35,718.0) must be utilized within the next thirteen (December 31, 2007: fourteen) years.

In 2008, the Group consumed corporate and trade tax loss carryforwards amounting to thous. EUR 4,331.9 and thous. EUR 952.7 for which a valuation allowance for the deferred tax assets relating to these loss carryforwards was recorded in previous periods. In 2007, the Group used similar corporate and trade tax loss carryforwards amounting to thous. EUR 5,958.6 and thous. EUR 720.1, respectively.

At December 31, 2008 and 2007, no deferred taxes had been provided for the undistributed earnings of the Company's subsidiaries. Under current tax jurisdictions within the Group and existing tax treaties, these earnings can be remitted with little or no additional tax.

(9) Development of fixed assets

A) INTANGIBLE ASSETS INCLUDING GOODWILL

(in thousands of EUR)	Concessions, licenses and similar rights, and payments on account	Goodwill	Other intangible assets	**Intangible assets including goodwill**
ACQUISITION OR MANUFACTURING COSTS:				
Balance at Jan. 1, 2008	**41,002.7**	**60,056.7**	**2,250.6**	**103,310.0**
Effect of exchange rate changes	(201.9)	(1,080.5)	(173.1)	(1,455.5)
Changes in consolidated companies	(165.9)	2,908.4	2,350.6	5,093.1
Additions	1,511.8	35.4	0.0	1,547.2
Disposals	(306.1)	0.0	0.0	(306.1)
Reclassifications	(50.3)	0.0	0.0	(50.3)
Balance at Dec. 31, 2008	**41,790.3**	**61,920.0**	**4,428.1**	**108,138.4**
DEPRECIATION/AMORTIZATION:				
Balance at Jan. 1, 2008	**37,967.6**	**9,062.2**	**360.6**	**47,390.4**
Effect of exchange rate changes	(145.8)	(16.1)	(10.0)	(171.9)
Changes in consolidated companies	(165.7)	0.0	0.0	(165.7)
Disposals	(304.3)	0.0	0.0	(304.3)
Depreciation/amortization expense for the year	1,637.6	0.0	502.6	2,140.2
Reclassifications	(79.2)	0.0	0.0	(79.2)
Balance at Dec. 31, 2008	**38,910.2**	**9,046.1**	**853.2**	**48,809.5**
NET BOOK VALUE:				
Net book value at Dec. 31, 2008	**2,880.1**	**52,873.9**	**3,574.9**	**59,328.9**
Net book value at Dec. 31, 2007	**3,035.1**	**50,994.5**	**1,890.0**	**55,919.6**

B) PROPERTY, PLANT AND EQUIPMENT

(in thousands of EUR)	Lands, similar land rights and buildings	Technical equipment and machines	Other equipment, fixtures and fittings	Payments on account and construction in progress	**Property, plant and equipment**
ACQUISITION OR MANUFACTURING COSTS:					
Balance at Jan. 1, 2008	**413,719.2**	**1,307,967.3**	**132,069.5**	**49,869.7**	**1,903,625.7**
Effect of exchange rate changes	(5,271.8)	(17,224.5)	(825.5)	(2,188.0)	(25,509.8)
Changes in consolidated companies	(5,105.8)	6,164.1	(9,124.0)	0.0	(8,065.7)
Additions	4,983.4	31,359.1	10,739.3	48,062.9	95,144.7
Disposals	(1,450.9)	(14,511.3)	(9,469.4)	(83.9)	(25,515.5)
Reclassifications	16,428.9	289.9	1,169.1	(59,250.9)	(41,363.0)
Balance at Dec. 31, 2008	**423,303.0**	**1,314,044.6**	**124,559.0**	**36,409.8**	**1,898,316.4**
DEPRECIATION/AMORTIZATION:					
Balance at Jan. 1, 2008	**196,921.6**	**1,007,459.3**	**100,072.0**	**369.8**	**1,304,822.7**
Effect of exchange rate changes	2,173.0	(6,501.5)	(366.8)	(3.3)	(4,698.6)
Changes in consolidated companies	(2,148.0)	5,442.6	(6,974.1)	0.0	(3,679.5)
Disposals	(1,431.7)	(14,200.0)	(9,107.2)	(31.7)	(24,770.6)
Depreciation/amortization expense for the year	10,580.7	61,481.1	9,123.5	0.0	81,185.3
Reclassifications	(1,134.0)	(15,293.7)	(714.5)	(319.7)	(17,461.9)
Balance at Dec. 31, 2008	**204,961.6**	**1,038,387.8**	**92,032.9**	**15.1**	**1,335,397.4**
NET BOOK VALUE:					
Net book value at Dec. 31, 2008	**218,341.4**	**275,656.8**	**32,526.1**	**36,394.7**	**562,919.0**
Net book value at Dec. 31, 2007	**216,797.6**	**300,508.0**	**31,997.5**	**49,499.9**	**598,803.0**

C) INVESTMENT PROPERTY

At December 31, 2008 the Group owns "Investment property" with a book value of thous. EUR 1,758.9 (December 31, 2007: thous. EUR 1,913.0). The acquisition costs have been retained unchanged to the previous year at thous. EUR 7,251.1.

In 2008, the Group herefrom achieved rental and other income in the amount of thous. EUR 684.2 (2007: thous. EUR 408.0), facing depreciation of thous. EUR 154.1.

In 2008, the depreciation and amortization expense recorded in "Intangible assets including goodwill", "Property, plant and equipment" and "Investment property" amounted to thous. EUR 83,479.6 (2007: thous. EUR 89,229.7).

(10) Financial assets

A) AVAILABLE-FOR-SALE FINANCIAL ASSETS

At December 31, 2008 and 2007, the Group exclusively holds available-for-sale financial assets. These securities are carried at fair values based on quoted market prices. Unrealized profit or loss, net of deferred income taxes, are directly recognized in equity in other reserves. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in "Financial income" or "Financial expenses". Realized profit and loss from sale are being determined using the specific identification method. Declines in value classified to be other than temporary are included in "Financial income" or "Financial expenses".

Securities of the Group are composed as follows:

	Dec. 31, 2008			Dec. 31, 2007		
(in thousands of EUR)	**Costs of acquisition**	**Estimated market value**	**Average effective interest rate**	Costs of acquisition	Estimated market value	Average effective interest rate
Debt securities issued by the Republic of Austria	152,771.2	154,046.2	4.00 %	3,022.6	3,000.0	5.00 %
Debt based funds	2,692.2	2,482.5	-7.26 %	1,441.1	1,405.2	1.62 %
Equity securities	118.4	103.1	0.00 %	113.4	135.2	0.00 %
Total	**155,581.8**	**156,631.8**	**3.82 %**	**4,577.1**	**4,540.4**	**3.81 %**

As of December 31, 2008, securities with estimated fair values of thous. EUR 2,482.5 (December 31, 2007: thous. EUR 1,371.4) have been given as security for provisions for pre-retirement programs within the scope of the respective legal commitments.

In 2008, proceeds from sales of available-for-sale financial assets amounted to thous. EUR 3,047.8 (2007: thous. EUR 69,844.7). The resulting realized profit or loss amounted to thous. EUR 0.0 (2007: thous. EUR 47.9) and thous. EUR 22.6 (2007: thous. EUR 100.3), respectively.

The debt securities issued by the Republic of Austria amounting to thous. EUR 154,046.2 are maturing the next year and are shown in the consolidated balance sheet at December 31, 2008 in the short-term position "Available-for-sale financial assets".

B) OTHER FINANCIAL ASSETS
Other financial assets have developed as follows:

(in thousands of EUR)	Investments in associated companies	Investments in unconsolidated subsidiaries	Other investments	Other loans receivable	Other non-current financial assets	**Total**
ACQUISITION OR MANUFACTURING COSTS:						
Balance at Jan. 1, 2008	**74.5**	**234.6**	**7,262.4**	**1,328.6**	**2,662.3**	**11,562.4**
Effect of exchange rate changes	0.0	0.0	14.3	0.0	0.0	14.3
Changes in consolidated companies	0.0	(22.5)	0.0	0.0	(2.1)	(24.6)
Additions	0.0	0.0	5.0	155.3	140.8	301.1
Disposals	0.0	(25.0)	(121.9)	(411.3)	(85.0)	(643.2)
Reclassifications	0.0	0.0	0.0	0.0	(319.6)	(319.6)
Balance at Dec. 31, 2008	**74.5**	**187.1**	**7,159.8**	**1,072.6**	**2,396.4**	**10,890.4**
DEPRECIATION/AMORTIZATION:						
Balance at Jan. 1, 2008	**0.0**	**0.0**	**5,439.1**	**0.0**	**0.0**	**5,439.1**
Effect of exchange rate changes	0.0	0.0	0.0	0.0	0.0	0.0
Changes in consolidated companies	0.0	0.0	0.0	0.0	0.0	0.0
Disposals	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation/amortization expense for the year	0.0	0.0	0.0	0.0	0.0	0.0
Reclassifications	0.0	0.0	0.0	0.0	0.0	0.0
Balance at Dec. 31, 2008	**0.0**	**0.0**	**5,439.1**	**0.0**	**0.0**	**5,439.1**
NET BOOK VALUE:						
Net book value at Dec. 31, 2008	**74.5**	**187.1**	**1,720.7**	**1,072.6**	**2,396.4**	**5,451.3**
Net book value at Dec. 31, 2007	**74.5**	**234.6**	**1,823.3**	**1,328.6**	**2,662.3**	**6,123.3**

Detailed information concerning the Group's investments with an ownership percentage of more than 20 % is contained in the table of affiliated and associated companies (see note 26). As at December 31, 2008, other loans receivable included loans to affiliated companies amounting to thous. EUR 309.4 (December 31, 2007: thous. EUR 402.4).

(11) Financial instruments

A) FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments in accordance with measurement categories consist of:

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Derivative financial instruments	3,969.5	(1,325.6)
Financial receivables	379,690.7	562,285.9
Available-for-sale financial assets	156,631.8	4,540.4
Financial liabilities	287,693.6	365,096.9

The income and expenses presented in the Group's income statement in accordance with measurement categories are as follows:

	Year ended Dec. 31, 2008		Year ended Dec. 31, 2007	
(in thousands of EUR)	**Profit/loss**	**Interest**	Profit/loss	Interest
Derivative financial instruments	2,754.2		164.9	
Financial receivables[1]	594.8	11,629.0	629.0	12,946.9
Available-for-sale financial assets	(22.6)	2,638.1	(52.4)	1,539.3
Financial liabilities		(9,618.7)		(10,277.3)

[1] including allowances for trade receivables

B) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are valued at the amounts by which the respective contracts could be settled. The fair value of foreign exchange forward contracts is based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related charges or discounts for the respective remaining term of the contract and compared with the contracted forward rate. Interest rate swap agreements are valued at fair values which are estimated by discounting the anticipated future cash flows.

Foreign exchange forward contracts

Foreign exchange forward contracts are principally used to protect the Group against exchange rate changes of the British Pound, the US Dollar, the Swiss Franc and the Polish Zloty. The changes in fair values of these derivatives are recognized in "Foreign currency exchange rate gains (losses) - net" (see note 7).

Interest rate swaps

The Group has interest rate swap agreements in order to convert fixed rate liabilities into floating rate liabilities. The change in fair value of the liabilities designated as hedged item is effectively offset by the related derivatives, having no net effect on the Group's net profit.

Overview

The following table shows the market values and the nominal values of the derivatives as of the balance sheet dates:

	Dec. 31, 2008		Dec. 31, 2007	
(in thousands of EUR)	**Nominal value**	**Market value**	Nominal value	Market value
Foreign exchange forward contracts	46,336.8	2,669.6	41,648.0	362.5
Interest rate swaps	90,090.0	1,299.9	90,090.0	(1,688.1)
Total	**136,426.8**	**3,969.5**	**131,738.0**	**(1,325.6)**

The derivative financial instruments are recorded in the consolidated balance sheet under "Prepaid expenses and other current assets" in the amount of thous. EUR 4,270.2 (2007: thous. EUR 626.3) and under "Deferred income and other current liabilities" in the amount of thous. EUR 300.7 (2007: thous. EUR 1,951.9).

(12) Inventories

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Raw materials, manufacturing and operating supplies	119,208.6	129,686.1
Work in process	18,557.7	17,865.8
Finished goods and goods for resale	97,549.4	122,324.3
Total	**235,315.7**	**269,876.2**
Allowances	(21,803.3)	(17,142.7)
Inventories – net	**213,512.4**	**252,733.5**

In 2008, write-down of inventories recognized as an expense amounted to thous. EUR 7,852.8 (2007: thous. EUR 4,683.4). The reversal of write-down of inventories recognized as income amounted to thous. EUR 186.6 (2007: thous EUR 102.4). The carrying amount of inventories carried at fair value less cost to sell amounted to thous. EUR 16,694.1 (2007: thous. EUR 16,968.2).

A breakdown of cost of materials and purchased services is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Cost of materials	963,621.6	956,963.8
Cost of purchased services	18,323.1	19,865.2
Total	**981,944.7**	**976,829.0**

(13) Trade receivables

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Trade receivables	182,382.2	205,807.1
Allowances	(1,326.8)	(1,926.5)
Trade receivables – net	**181,055.4**	**203,880.6**

At December 31, 2008, trade receivables in the amount of thous. EUR 2,094.6 (December 31, 2007: thous. EUR 2,440.4) were overdue more than 60 days, thereof thous. EUR 1,114.4 (December 31, 2007: thous. EUR 1,725.6) have been impaired.

Allowances for trade receivables developed as follows:

(in thousands of EUR)	**2008**	2007
Allowances at the beginning of the year	**1,926.5**	**2,535.3**
Effect of exchange rate changes	(33.2)	(24.5)
Changes in consolidated companies	28.3	44.7
Utilization	(615.4)	(1,032.4)
Reversal	(326.1)	(244.9)
Increase	346.7	648.3
Allowances at the end of the year	**1,326.8**	**1,926.5**

(14) Prepaid expenses and other current assets

Prepaid expenses and other current assets are as follows:

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Value-added tax receivables	11,543.0	15,364.9
Other tax receivables	5,332.5	6,616.1
Other receivables and other assets	12,046.5	11,015.9
Prepaid expenses	3,683.4	4,874.3
Prepaid expenses and other current assets	**32,605.4**	**37,871.2**

(15) Equity

A) SHARE CAPITAL/TREASURY SHARES
The share capital of the Company amounts to thous. EUR 88,000.0 and comprises 22 million approved and issued no-par value shares.

By resolution of the 13th Ordinary Shareholders' Meeting of Mayr-Melnhof Karton AG, the share capital of the Company increased from thous. EUR 87,240.0 to thous. EUR 96,000.0 with the respective entry into the company register at the commercial court in Vienna, as of June 15, 2007, via conversion of a respective amount of the appropriate additional paid-in capital without issuing new shares and to carry out a two-for-one share split. Thereby, the number of no-par bearer shares doubled to 24 million.

Furthermore, a simplified reduction of the Company's share capital by cancelation of 2 million treasury shares relating to thous. EUR 8,000.0 or 8.33 % of the share capital became effective as of August 30, 2007.

From 2000 to 2007, the shareholders approved several plans to repurchase up to 10 % of the Company's share capital. These repurchase programs were terminated according to schedule. The 14th Ordinary Shareholders' Meeting of May 7, 2008 authorized the Management Board to repurchase treasury shares on and outside the stock exchange up to and including November 7, 2010 and at the same time revoked the authorization granted in the previous year for the period from April 25, 2007 to October 25, 2008.

In 2008 the Company repurchased 739,043 treasury shares for thous. EUR 43,408.6 and in 2007 28,629 treasury shares for thous. EUR 2,381.8 including fees.

At December 31, 2008, the details of the Group's treasury shares are as follows:

Number of shares acquired	Share of share capital (in thousands of EUR)	Share of share capital (in %)
740,368	2,961.5	3.3653 %

Treasury shares are accounted for under the cost method and reported as a deduction from total equity (see "Consolidated Statements of Changes in Equity").

B) DIVIDEND

Under Austrian Corporate Law the amount of dividend available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG, determined in accordance with the Austrian Companies Code. At December 31, 2008, the distributable unappropriated retained earnings amounted to thous. EUR 70,000.0 (December 31, 2007: thous. EUR 61,918.6).

(in thousands of EUR)	**2008**	2007
Unappropriated retained earnings at Jan. 1	**61,918.6**	**47,331.4**
Net profit of the Company for the year ended Dec. 31	74,077.8	61,918.6
Changes in reserves	(29,014.1)	(16,504.0)
Dividend paid	(36,982.3)	(30,827.4)
Unappropriated retained earnings at Dec. 31	**70,000.0**	**61,918.6**

For the year ended December 31, 2008, the Management Board of the Company has proposed a dividend of EUR 1.70 (December 31, 2007: EUR 1.70) per voting share, currently amounting to thous. EUR 36,141.4 (December 31, 2007: thous. EUR 37,397.7).

C) PROFIT AND LOSS DIRECTLY RECOGNIZED IN EQUITY, NET OF TAX

A summary of components of profit and loss directly recognized in equity for the years ended December 31, 2008 and 2007, includes the following tax components:

	Year ended Dec. 31, 2008			Year ended Dec. 31, 2007		
(in thousands of EUR)	Pretax	Income tax	**Net**	Pretax	Income tax	**Net**
Available-for-sale financial assets	1,099.0	(272.8)	826.2	(860.7)	221.4	(639.3)
Foreign currency translation	(29,966.5)	0.0	(29,966.5)	(3,050.4)	0.0	(3,050.4)
Total	**(28,867.5)**	**(272.8)**	**(29,140.3)**	**(3,911.1)**	**221.4**	**(3,689.7)**

(16) Financial liabilities

A) INTEREST-BEARING FINANCIAL LIABILITIES

At December 31, 2008, the Group had current interest-bearing credit lines available in the amount of thous. EUR 21,503.6 (December 31, 2007: thous. EUR 38,199.5), of which thous. EUR 3,541.3 (December 31, 2007: thous. EUR 17,639.2) were outstanding as of the balance sheet date. At December 31, 2008, the weighted average interest rate of these current credit lines, essentially used by Eastern European companies, was at 17.547 % (December 31, 2007: 6.650 %). These credit line facilities are subject to normal banking terms and conditions.

At December 31, 2008 and December 31, 2007, non-current interest-bearing financial liabilities exclusively comprise bank liabilities, except for a loan by a minority shareholder in the amount of thous. EUR 618.9 (December 31, 2007: thous. EUR 1,927.0). A summary of these non-current financial liabilities at current interest rates is as follows:

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
5.200 % EUR bank loan due 2009	29,700.0	29,700.0
4.260 % EUR bank loan due 2009	22,436.5	22,173.7
6.621 % EUR bank loan due 2012	20,000.0	24,000.0
3.780 % EUR bank loan due 2011	18,599.3	17,797.0
3.660 % EUR bank loan due 2011	14,318.0	13,731.6
4.370 % EUR bank loan due 2010	14,164.1	13,576.6
5.180 % EUR bank loan due 2011	8,659.0	12,370.0
4.130 % EUR bank loan due 2009	7,053.1	6,857.8
2.750 % EUR bank loan due 2009	5,530.0	5,530.0
5.275 % EUR bank loan due 2009	5,450.5	5,450.5
4.740 % EUR bank loan due 2009	3,166.5	3,079.6
4.675 % EUR bank loan due 2009	2,900.0	2,900.0
Other	1,517.0	6,154.3
Non-current financial liabilities	**153,494.0**	**163,321.1**

At December 31, 2008, the weighted average interest rate for these non-current financial liabilities was 4.702 % (December 31, 2007: 4.536 %).

Aggregate amounts of current and non-current interest-bearing financial liabilities maturing in each of the next five years and thereafter, beginning from the balance sheet dates December 31, 2008 and December 31, 2007, are as follows:

	Dec. 31, 2008		
	Interest-bearing financial liabilities		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2009	3,541.3	81,732.8	85,274.1
2010		19,917.5	19,917.5
2011		45,825.1	45,825.1
2012		6,001.1	6,001.1
2013		1.1	1.1
Thereafter		16.4	16.4
Total	**3,541.3**	**153,494.0**	**157,035.3**

	Dec. 31, 2007		
	Interest-bearing financial liabilities		
(in thousands of EUR)	Current	Non-current	**Total**
Maturity:			
2008	17,639.2	48,992.0	66,631.2
2009		43,693.8	43,693.8
2010		19,061.7	19,061.7
2011		45,554.9	45,554.9
2012		6,001.2	6,001.2
Thereafter		17.5	17.5
Total	**17,639.2**	**163,321.1**	**180,960.3**

At December 31, 2008, the Group had current revolving bank liabilities available amounting to thous. EUR 38,050.5 (December 31, 2007: thous. EUR 38,050.5), which are included in the non-current interest-bearing financial liabilities under "Maturity 2009". These liabilities were classified as non-current liabilities as the Group has the intent and ability to refinance these obligations on a non-current basis.

At December 31, 2008, the Group had unused non-current financing arrangements available in the amount of thous. EUR 100,000.0 (December 31, 2007: thous. EUR 50,000.0).

B) LEASE LIABILITIES

The Group is lessee of property, plant and equipment. At the balance sheet dates, the future minimum lease payments under non-redeemable lease obligations are as follows:

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Operating lease payments[1], due in the following years ending December 31:		
2009 (2008)	10,200.8	8,826.4
2010 (2009)	9,264.4	8,438.0
2011 (2010)	8,628.1	7,795.4
2012 (2011)	8,330.6	7,282.7
2013 (2012)	8,215.4	6,974.3
Thereafter	19,184.4	18,389.6
Total minimum lease payments	**63,823.7**	**57,706.4**

[1] including rental payments

Expenses relating to operating lease agreements amounted to thous. EUR 10,413.1 and thous. EUR 10,161.5 for the years ended December 31, 2008 and 2007, respectively.

At December 31, 2007, the Group had financial lease agreements capitalized in tangible assets with a book value of thous. EUR 1,326.3 and acquisition costs of thous. EUR 1,533.9. Total minimum lease payments and the present value of minimum lease payments amounted to thous. EUR 1,579.9 and thous. EUR 1,540.0, respectively. These assets have been purchased in 2008.

(17) Provisions for other non-current liabilities and charges

A) DEVELOPMENT OF PROVISIONS FOR OTHER NON-CURRENT LIABILITIES AND CHARGES

In 2008, the provisions for other non-current liabilities and charges have developed as follows:

(in thousands of EUR)	Pensions	Severance	Anniversary bonuses	Pre-retirement programs	Other	**Total**
Balance at Jan. 1, 2008	**50,497.1**	**16,378.6**	**6,853.4**	**5,803.3**	**1,640.3**	**81,172.7**
Effect of exchange rate changes	(332.8)	(46.9)	56.9	0.0	34.5	(288.3)
Changes in consolidated companies	0.0	(294.1)	(173.5)	0.0	0.0	(467.6)
Utilization	(4,682.9)	(1,940.3)	(375.7)	(1,194.1)	(362.0)	(8,555.0)
Reversal	(2,650.3)	(61.0)	(316.0)	(376.7)	(239.4)	(3,643.4)
Increase	4,218.0	2,054.9	901.3	1,224.4	387.9	8,786.5
Reclassifications	(522.0)	0.0	0.0	0.0	0.0	(522.0)
Balance at Dec. 31, 2008	**46,527.1**	**16,091.2**	**6,946.4**	**5,456.9**	**1,461.3**	**76,482.9**

In particular, other provisions include provisions for benefits due to the termination of employment, of which provisions amounting to thous. EUR 538.7 are payable on a short-term basis.

B) PROVISIONS FOR PENSIONS AND SEVERANCE PAYMENTS

The majority of the Group's employees is covered by government-sponsored pension and welfare programs whereas the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides to certain employees additional retirement benefits through the sponsorship of defined contribution and defined benefit plans. The benefits provided by the Group depend on the legal, fiscal and economic circumstances of each particular country and are primarily based on the length of service and the employee's compensation. Under the defined contribution plans, the Group makes fixed payments to external pension funds. Once the contributions are made, the Group does not incur any further payment obligations towards the employees. These periodical contribution payments are recognized as part of the annual pension costs and amounted to thous. EUR 2,996.0 in 2008 (2007: thous. EUR 2,141.8). Furthermore, in some countries the Group is obligated to make severance payments upon retirement and partly also in case of termination due to legal or contractual regulations. These obligations are dependent on the length of service and the compensation of the employee. The Austrian severance obligations, which are based on the legal regulations in effect until 2003, are included in these liabilities as well.

Defined benefit pension and other benefit plans are assessed and recognized according to the internationally common projected unit credit method by applying IAS 19. Under this method, the actuarial calculation of the future obligations is based on the proportionate obligations as of the balance sheet date. Actuarial gains and losses, which result from changes in the number of plan participants and from differences between actual trends and estimates that are the basis for calculation, are recognized in profit or loss using the corridor method in accordance with IAS 19. Thus, actuarial gains and losses are recognized as income or expense over the expected remaining working life of the employee only if the amount exceeds either 10 % of the defined benefit obligation or 10 % of the plan assets as of the valuation date.

The calculation of pension and other benefit obligations is based on the following actuarial assumptions:

	Dec. 31, 2008		Dec. 31, 2007	
(in %)	**Pensions**	**Severance**	Pensions	Severance
Discount rate	4.9 %	5.9 %	4.6 %	5.0 %
Expected return on plan assets	3.8 %	-	4.7 %	-
Rate of compensation increase	1.5 %	2.6 %	1.7 %	2.5 %

Assumptions regarding the expected rate of return are based upon both actually realized non-current portfolio returns and forecasts on the development of all categories of securities included in these portfolios.

The components of net periodic benefit costs are as follows:

	Year ended Dec. 31, 2008		Year ended Dec. 31, 2007	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Service cost	1,467.5	1,003.0	2,437.1	1,138.0
Interest cost	6,001.4	885.0	7,244.6	870.6
Expected return on plan assets	(4,813.7)	0.0	(5,925.1)	0.0
Actuarial gains and losses - net	9,178.1	40.3	1,113.2	95.0
Effects due to plan changes	(2,607.8)	65.6	(1,412.2)	16.4
Effects due to the application of IAS 19.58	(7,657.8)	0.0	572.3	0.0
Net periodic benefit cost	**1,567.7**	**1,993.9**	**4,029.9**	**2,120.0**

The defined benefit obligation and plan assets have developed as follows:

(in thousands of EUR)	2008		2007	
	Pensions	**Severance**	Pensions	Severance
Defined benefit obligation at the beginning of the year	**171,680.0**	**18,685.8**	**185,016.5**	**19,865.6**
Service cost	1,467.5	1,003.0	2,437.1	1,138.0
Interest cost	6,001.4	885.0	7,244.6	870.6
Plan participants contributions	714.7	0.0	946.4	0.0
Actuarial gains and losses - net	(9,702.2)	(1,209.0)	(9,265.3)	(1,157.3)
Effect of exchange rate changes	254.2	(52.0)	(4,236.6)	6.7
Benefit payments	(6,614.0)	(1,940.3)	(8,306.8)	(1,512.7)
Changes in consolidated companies	0.0	(294.1)	0.0	0.0
Transfers	(470.7)	0.0	(743.7)	0.0
Effects due to plan changes	(36,093.4)	(58.1)	(1,412.2)	(525.1)
Defined benefit obligation at the end of the year	**127,237.5**	**17,020.3**	**171,680.0**	**18,685.8**

(in thousands of EUR)	2008		2007	
	Pensions	**Severance**	Pensions	Severance
Fair value of plan assets at the beginning of the year	**134,780.8**	**0.0**	**141,064.1**	**0.0**
Expected return on plan assets	4,813.7	0.0	5,925.1	0.0
Actuarial gains and losses - net	(11,430.7)	0.0	(4,942.6)	0.0
Effect of exchange rate changes	2,608.0	0.0	(4,373.8)	0.0
Employer contributions	2,235.0	0.0	2,764.0	0.0
Plan participants contributions	714.7	0.0	946.4	0.0
Benefit payments	(4,166.1)	0.0	(5,858.7)	0.0
Transfers	(470.7)	0.0	(743.7)	0.0
Effects due to plan changes	(30,592.3)	0.0	0.0	0.0
Fair value of plan assets at the end of the year	**98,492.4**	**0.0**	**134,780.8**	**0.0**

In 2008 the defined pension benefit plan in the Netherlands has been changed to a defined contribution plan by an agreement between employees and employer. The primary defined pension benefit plan has been ceased. Thereby the obligation of the Group is limited to yearly contributions.

The impacts of this change are recognized in the net periodic pension cost and the development of the defined benefit obligation and the fair value of plan assets under “Effects due to plan changes”.

The Group's defined pension benefit plans in the United Kingdom and Switzerland are funded. At December 31, 2008, the respective plan assets were invested in different portfolios. These consisted of debt securities, equity securities, real estate and money market investments. The return on plan assets resulted in a reduction (2007: increase) of the surplus in the amount of thous. EUR 6,617.0 (2007: thous. EUR 982.6).

The structure of plan assets as at the balance sheet dates December 31, 2008 and December 31, 2007, is as follows:

(in %)	**Dec. 31, 2008**	Dec. 31, 2007
Equity securities	2.0 %	14.0 %
Debt securities	25.0 %	44.0 %
Real estate	21.0 %	14.0 %
Money market investments, bank deposits	43.0 %	18.0 %
Other	9.0 %	10.0 %

The employers' contributions to plan assets for the year 2009 are expected to amount to thous. EUR 2,011.2.

The net liability from pension and severance obligations, and the reconciliation to the net liability recognized are as follows:

	Dec. 31, 2008		Dec. 31, 2007	
(in thousands of EUR)	**Pensions**	**Severance**	Pensions	Severance
Defined benefit obligation	**127,237.5**	**17,020.3**	**171,680.0**	**18,685.8**
Thereof obligations not covered by funds	24,277.0	17,020.3	26,565.8	18,685.8
Thereof obligations covered by funds	102,960.5	0.0	145,114.2	0.0
Fair value of plan assets	**98,492.4**	**0.0**	**134,780.8**	**0.0**
Net liability	**28,745.1**	**17,020.3**	**36,899.2**	**18,685.8**
Unrecognized actuarial gains and losses - net	5,506.5	(929.1)	(4,742.9)	(2,183.4)
Unrecognized effects due to plan changes	0.0	0.0	0.0	(123.8)
Not recognized as asset according to IAS 19.58	12,275.5	0.0	18,340.8	0.0
Net liability recognized	**46,527.1**	**16,091.2**	**50,497.1**	**16,378.6**
Thereof provisions for other non-current liabilities and charges	46,527.1	16,091.2	50,497.1	16,378.6

In the years 2005 to 2008, defined benefit obligations, fair value of plan assets, net liability and actuarial gains and losses, based upon deviations between the underlying assumptions and actual trends, are as follows:

(in thousands of EUR)	**2008**	2007	2006	2005
Pensions:				
Defined benefit obligation	127,237.5	171,680.0	185,016.5	193,061.1
Adjustment in defined benefit obligation[1]	1,805.0	(18.3)	2,712.1	(855.2)
Fair value of plan assets	98,492.4	134,780.8	141,064.1	142,099.0
Adjustment in fair value of plan assets[1]	(11,430.7)	(4,866.2)	(1,415.6)	4,903.6
Net liability	28,745.1	36,899.2	43,952.4	50,962.1

[1] Gain/(loss)

(in thousands of EUR)	**2008**	2007	2006	2005
Severance:				
Defined benefit obligation	17,020.3	18,685.8	19,865.6	20,196.3
Adjustment in defined benefit obligation[1]	(295.8)	22.5	(55.5)	(826.3)
Net liability	17,020.3	18,685.8	19,865.6	20,196.3

[1] Gain/(loss)

C) SHARE-BASED PAYMENT

In line with a long-term compensation agreement with the members of the Management Board of Mayr-Melnhof Karton AG, a fixed bonus will be granted at the end of the respective period in office, provided the Board mandates remain valid until then, and the market value of the Mayr-Melnhof Karton AG shares at the Vienna Stock Exchange exceeds EUR 85.00 per share for consecutive 60 trading days over a monitoring period, which contains the years 2008 and 2009.

According to IFRS 2, such share-based payments have to be valuated at fair value at each balance sheet date. This fair value was calculated by an actuarial expert according to an applicable valuation method. The risk-free interest rate was specified at 1.83 % p.a., the volatility at 27.09 % p.a. and the expected fluctuation with 0 %.

The calculated fair value will be allocated pro rata temporis over the vesting period at the balance sheet date. At the balance sheet date there is no need to recognize a provision for this issue.

(18) Liabilities and provisions for income taxes

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Provisions for income taxes	13,602.8	2,923.2
Income tax liabilities	1,665.8	1,276.7
Liabilities and provisions for income taxes	**15,268.6**	**4,199.9**

(19) Trade liabilities

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Trade liabilities	111,387.0	156,146.0
Advances from customers	1,751.8	1,685.1
Trade liabilities	**113,138.8**	**157,831.1**

(20) Deferred income and other current liabilities

(in thousands of EUR)	**Dec. 31, 2008**	Dec. 31, 2007
Obligations for personnel and social costs	11,799.3	11,676.8
Other tax liabilities	9,343.2	8,417.2
Deferred income	2,334.8	3,213.1
Other liabilities	19,572.0	30,493.0
Deferred income and other current liabilities	**43,049.3**	**53,800.1**

(21) Provisions for other current liabilities and charges

In 2008, the provisions for other current liabilities and charges have developed as follows:

(in thousands of EUR)	Personnel	Procurement	Customer rebates and bonuses	Sales	Other	**Total**
Balance at Jan. 1, 2008	**30,736.7**	**20,848.8**	**10,398.7**	**3,866.0**	**14,266.8**	**80,117.0**
Effect of exchange rate changes	(676.4)	(34.2)	(139.2)	7.3	(304.3)	(1,146.8)
Changes in consolidated companies	(193.3)	(15.5)	(9.3)	(50.0)	(84.6)	(352.7)
Utilization	(22,719.0)	(19,804.7)	(6,372.6)	(2,901.9)	(4,275.3)	(56,073.5)
Reversal	(1,548.5)	(308.4)	(1,152.3)	(255.5)	(5,768.5)	(9,033.2)
Increase	20,102.3	19,133.1	9,496.5	2,455.6	7,097.0	58,284.5
Balance at Dec. 31, 2008	**25,701.8**	**19,819.1**	**12,221.8**	**3,121.5**	**10,931.1**	**71,795.3**

In particular, provisions for personnel comprise pay-roll obligations, social security charges, premiums and bonuses as well as provisions for unused vacations.

Provisions for procurement are related to obligations for the delivery of products or services, already supplied or rendered, but not yet invoiced.

Provisions for premiums and bonuses to customers include premium and bonus claims of customers calculated on the basis of the underlying customer arrangements.

Sales-related provisions concern product guarantee agreements and warranty costs, reconsignments, losses from uncompleted contracts and provisions related to sales staff commissions.

Other provisions primarily contain provisions for litigation, legal advice, audit and consulting as well as obligations for other taxes and environmental matters.

(22) Commitments and contingent liabilities

Commitments from legal proceedings and similar claims

The Group is subject to various claims and legal proceedings that arise in the ordinary course of business. Based on all of the facts available to the Management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the financial position or the results of its operations, although no assurances can be given with respect to the outcome of such claims or litigation.

On May 25, 2004, the Austrian Federal Competition Authority conducted, on behalf of the German competition authorities, an investigation in Vienna regarding the purchase of recovered paper in Germany. There were no indications that Mayr-Melnhof violated any antitrust laws. The competition authorities do not provide any information regarding the actual status of proceedings.

Commitments from environmental matters

The Group is also subject to various environmental legislations and regulations in the countries in which it operates. Expenditures for environmental matters which relate to existing conditions caused by past operations and have no significant future benefit are expensed as incurred. The Group records an accrual for environmental matters when an expense is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by the Management. It is possible that the final assessment of some of these matters may require the Group to make expenditures in excess of the amounts currently provided. However, the Management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2008 and 2007.

Commitments and contingent liabilities
Commitments and contingencies contain guarantees with contractual values amounting to thous. EUR 144.8 (December 31, 2007: thous. EUR 123.9).

At December 31, 2008, purchase obligations for fixed assets regarding planned capital expenditures maturing within one year amount to thous. EUR 16,556.4 (December 31, 2007: thous. EUR 32,689.3).

Concerning the minority interests of 49.95 % in MM Polygrafoformlenie Limited, Cyprus, and 49 % in TEC MMP SARL in Sfax, Tunisia, the minority shareholders have a put option being exercisable in May 2008 and May 2009, respectively, at the earliest.

(23) Subsequent events

There have been no subsequent events after the balance sheet date.

(24) Segment reporting information

Mayr-Melnhof Karton AG and its subsidiaries operate in two operating areas (production of cartonboard and production of folding cartons). The Group is organized in line of these two operating areas and is controlled by financial information generated thereon. Hence, the segments reported are congruent with these two operating areas:

MM Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys, cigarette packaging and high-grade confectionary packaging).

Data of the management information system, on which the segment reporting is based, are in accordance with the accounting and recognition principles applied to the consolidated financial statements. Therefore a reconciliation is not necessary. The Group measures the performance of its operating segments through the assessment of "Operating profit".

Intersegment sales are carried out on an arm's length basis.

Revenues are allocated based on the shipment destination countries of finished goods, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures and depreciation/amortization relate to property, plant and equipment, investment property and intangible assets including goodwill (see note 9).

The "Gains from disposal of businesses" and the "Result from wound-up activities" relate to MM Karton (see note 4).

The segment reporting information concerning the Group's operating segments can be illustrated as follows:

	2008			
(in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	743,711.9	987,482.2	0.0	1,731,194.1
Intersegment sales	133,028.3	2,535.8	(135,564.1)	0.0
Total sales	**876,740.2**	**990,018.0**	**(135,564.1)**	**1,731,194.1**
Operating profit	39,121.8	97,818.7	0.0	136,940.5
Financial expenses	(2,446.3)	(7,014.8)	1,367.4	(8,093.7)
Financial income	14,238.2	1,843.4	(1,367.4)	14,714.2
Profit before tax	50,394.5	87,564.2	0.0	137,958.7
Income tax expense	(18,761.8)	(22,287.5)	0.0	(41,049.3)
Profit for the year	31,632.7	65,276.7	0.0	96,909.4
Capital expenditures	41,485.0	55,206.9	0.0	96,691.9
Depreciation and amortization	(41,768.1)	(41,711.5)	0.0	(83,479.6)
Segment assets	840,199.1	657,233.3	(71,512.5)	1,425,919.9
Segment liabilities	274,272.6	309,509.1	(71,512.5)	512,269.2
Employees per segment as of December 31 of the year	2,559	5,681		8,240

	2007			
(in thousands of EUR)	MM Karton	MM Packaging	Eliminations	**Consolidated**
Sales to external customers	782,395.3	954,563.9	0.0	1,736,959.2
Intersegment sales	142,014.4	3,988.3	(146,002.7)	0.0
Total sales	**924,409.7**	**958,552.2**	**(146,002.7)**	**1,736,959.2**
Operating profit	72,550.2	96,868.0	0.0	169,418.2
Financial expenses	(3,594.7)	(7,294.9)	1,806.7	(9,082.9)
Financial income	13,292.4	3,048.4	(1,806.7)	14,534.1
Profit before tax	80,082.3	90,781.6	0.0	170,863.9
Income tax expense	(21,361.3)	(32,928.6)	0.0	(54,289.9)
Profit for the year	58,721.0	57,853.0	0.0	116,574.0
Capital expenditures	38,086.3	57,661.2	0.0	95,747.5
Depreciation and amortization	(47,273.8)	(41,955.9)	0.0	(89,229.7)
Segment assets	885,122.6	674,466.7	(26,095.3)	1,533,494.0
Segment liabilities	308,185.4	317,507.8	(26,095.3)	599,597.9
Employees per segment as of December 31 of the year	3,010	5,647		8,657

The following is a country-by-country breakdown of net sales based upon shipment destination as well as a summary of non-current assets and capital expenditures based upon location:

	2008			2007		
(in thousands of EUR)	**Net sales**	**Non-current assets**	**Capital expenditures**	Net sales	Non-current assets	Capital expenditures
Austria	83,005.3	84,766.0	17,368.7	105,538.2	92,382.6	15,823.6
Germany	446,460.3	247,641.7	39,583.9	449,416.7	242,028.5	30,322.7
United Kingdom	196,563.9	7,998.7	324.7	202,501.7	12,801.8	2,840.5
France	133,455.6	13,488.3	1,581.9	127,066.0	13,394.4	3,600.5
Other Western European countries	314,946.6	70,740.9	8,941.3	308,460.0	67,004.3	4,548.7
Eastern European countries	418,160.4	185,991.9	28,444.0	424,864.4	214,599.1	35,595.4
Asia	66,373.5	0.0	0.0	49,080.0	0.0	0.0
Other	72,228.5	13,379.3	447.4	70,032.2	14,424.9	3,016.1
Consolidated total	**1,731,194.1**	**624,006.8**	**96,691.9**	**1,736,959.2**	**656,635.6**	**95,747.5**

Non-current assets and capital expenditures comprise property, plant and equipment, investment property and intangible assets including goodwill (see note 9).

(25) Disclosure on transactions with related parties

In 2008 and 2007, no material business transactions were concluded between the Group and related parties.

In the financial year 2008 sales with related companies of thous. EUR 484.2 (2007: thous EUR 950.2) were achieved. The cost of materials from related companies amounted to thous. EUR 3,743.2 in 2008 (2007: thous. EUR 4,214.7). At December 31, 2008, trade accounts receivable from related companies amounted to thous. EUR 35.6 (December 31, 2007: thous. EUR 38.0), and trade liabilities from related companies amounted to thous. EUR 299.6 (December 31, 2007: thous. EUR 327.6).

Transactions with these companies are carried out on an arm's length basis.

(26) Supplementary disclosures to the notes in accordance with regulation 245a of the Austrian Companies Code

A) ADDITIONAL DISCLOSURES TO THE NOTES

Additional disclosures related to the application of the costs of goods sold method
A breakdown of personnel expenses is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Gross wages	165,971.1	168,093.3
Gross salaries	95,613.1	96,005.7
Severance expense	2,725.4	3,641.2
Pension expense	4,257.3	5,414.4
Expenses for statutory social security as well as payroll-related taxes and other contributions	53,634.6	53,857.0
Other welfare expenses	5,130.7	5,254.3
Total	**327,332.2**	**332,265.9**

Other information
The average number of employees is as follows:

(Number of persons)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Factory workers	6,294	6,339
Office staff	2,046	1,943
Total	**8,340**	**8,282**

The remuneration of the members of the Management Board is as follows:

(in thousands of EUR)	**Year ended Dec. 31, 2008**	Year ended Dec. 31, 2007
Base salary	1,368.7	1,173.7
Variable compensation	2,367.9	2,294.8
Total	**3,736.6**	**3,468.5**

The remuneration of the members of the Supervisory Board for the financial year 2008 amounted to thous. EUR 167.1 (2007: thous. EUR 146.3).

Concerning the remuneration of former members of the Management and Supervisory Boards, the clause of non-publishing these remunerations by referring to the regulations of 241 paragraph 4 in conjunction with 266 figure 7 last sentence of the Austrian Companies Code has been applied.

B) TABLE OF AFFILIATED AND ASSOCIATED COMPANIES

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding/Consulting	EUR	88,000	-	FC[1]
MM KARTON							
Baiersbronn Frischfaser Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	2,050	100.00 %	FC[1]
CartPrint Insurance AG	Vaduz	LIE	Insurance company	EUR	3,000	100.00 %	FC[1]
Colthrop Board Mill Limited	London	GBR	Owning company	GBP	7,000	100.00 %	FC[1]
CP (CartPrint) International Trading AG	Stettlen	CHE	Sourcing	CHF	50	100.00 %	FC[1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00 %	FC[1]
Hermann Schött GmbH Offsetdruckerei	Baiersbronn	DEU	Owning company	EUR	2,733	100.00 %	FC[1]
Industriewater Eerbeek B.V.	Eerbeek	NLD	Waste water purification	EUR	143	37.50 %	EC[2]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00 %	FC[1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	EUR	12,828	100.00 %	FC[1]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00 %	NC[3]
Management Transport & Logistik GmbH	Frohnleiten	AUT	Logistics company	EUR	37	70.00 %	FC[1]
Mayr-Melnhof Cartonboard International GmbH	Vienna	AUT	Holding company	EUR	450	100.00 %	FC[1]
Mayr-Melnhof Eerbeek B.V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00 %	FC[1]
Mayr-Melnhof Gernsbach GmbH	Gernsbach	DEU	Cartonboard production	EUR	9,205	100.00 %	FC[1]
Mayr-Melnhof Holdings N.V.	Eerbeek	NLD	Holding/Consulting	EUR	67,254	100.00 %	FC[1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Cartonboard production	ATS	100,000	100.00 %	FC[1]
Mayr-Melnhof Nikopol A.D.	Nikopol	BGR	Cartonboard production	BGN	8,671	99.98 %	FC[1]
MM Holding UK Limited	London	GBR	Holding company	GBP	5,170	100.00 %	FC[1]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	EUR	18	50.00 %	NC[3]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67 %	FC[1]
WÜRO Papierverwertung GmbH & Co KG[4]	Würzburg	DEU	Recovered paper collection	DEM	420	66.67 %	FC[1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
Trading companies & sales offices of MM Karton							
Austria Carton SA	Barcelona	ESP	Sales office	EUR	60	75.00 %	FC[1]
Keminer Remmers Spiehs Kartonhandels GmbH	Gernsbach	DEU	Cartonboard trading	DEM	2,500	100.00 %	FC[1]
Mayr-Melnhof Belgium N.V.	Zaventem	BEL	Sales office	EUR	62	100.00 %	FC[1]
Mayr-Melnhof France SARL	Paris	FRA	Sales office	EUR	8	100.00 %	FC[1]
Mayr-Melnhof Italia SRL	Milano	ITA	Sales office	EUR	51	75.00 %	FC[1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Poznan	POL	Sales office	PLN	50	100.00 %	FC[1]
Mayr-Melnhof Mediterra SARL	Tunis	TUN	Sales office	TND	80	100.00 %	FC[1]
Mayr-Melnhof Nederland B.V.	Amstelveen	NLD	Sales office	EUR	91	100.00 %	FC[1]
Mayr-Melnhof UK Limited	London	GBR	Sales office	GBP	100	100.00 %	FC[1]
MM Karton Bulgaria EOOD	Sofia	BGR	Sales office	BGN	5	100.00 %	FC[1]
MM Karton Praha s.r.o.	Prague	CZE	Sales office	CZK	820	100.00 %	FC[1]
MM Karton Russia LLC	Moscow	RUS	Sales office	RUB	14,290	100.00 %	FC[1]
MM Kartonvertrieb GmbH	Neuss	DEU	Sales office	DEM	50	100.00 %	FC[1]
MM Prodaja Kartona d.o.o.	Domzale	SVN	Sales office	EUR	30	75.00 %	FC[1]
MM Scandinavia ApS	Copenhagen	DNK	Sales office	DKK	210	100.00 %	FC[1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00 %	FC[1]

[1] FC ... fully consolidated
[2] EC ... consolidated at equity
[3] NC ... non-consolidated
[4] These consolidated financial statements represent an exemption for these partnerships according to section 264b of the German Commercial Code.

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
MM PACKAGING							
Al-Ekbal Printing & Packaging Co.	Amman	JOR	Production of packaging	JOD	5,000	52.57 %	FC[1]
Al-Ekbal Paper Trading & Logistic Services Ltd. Co. (in the course of formation)	Amman	JOR	Trading	JOD	30	52.57 %	NC[3]
C.P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	EUR	180	75.00 %	FC[1]
C.P. Schmidt Verpackungs-Werk GmbH & Co. KG[4]	Kaiserslautern	DEU	Production of packaging	EUR	4,000	75.00 %	FC[1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	100.00 %	FC[1]
Herakles LLC	St. Petersburg	RUS	Owning company	RUB	10,500	50.05 %	FC[1]
Mayr-Melnhof Graphia Izmir Karton sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRY	24,613	100.00 %	FC[1]
Mayr-Melnhof Gravure GmbH	Trier	DEU	Production of packaging	EUR	7,000	100.00 %	FC[1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00 %	FC[1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding/Consulting	DEM	8,000	100.00 %	FC[1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding company	EUR	9,245	100.00 %	FC[1]
Mayr-Melnhof Packaging Iberica SL	Valencia	ESP	Production of packaging	EUR	7,500	100.00 %	FC[1]
Mayr-Melnhof Packaging International GmbH	Vienna	AUT	Holding/Consulting	EUR	3,500	100.00 %	FC[1]
Mayr-Melnhof Packaging Romania S.R.L.	Ploiesti	ROU	Production of packaging	RON	5,504	100.00 %	FC[1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9,700	100.00 %	FC[1]
MM Graphia Beteiligungs- und Verwaltungs GmbH	Baiersbronn	DEU	Holding/Consulting	EUR	5,538	100.00 %	FC[1]
MM Graphia Bielefeld GmbH	Bielefeld	DEU	Production of packaging	EUR	526	100.00 %	FC[1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	100.00 %	FC[1]
MM Graphia Innovaprint GmbH & Co. KG[4]	Bielefeld	DEU	Production of packaging	EUR	500	100.00 %	FC[1]
MM Graphia Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00 %	FC[1]
MM Innovaprint Verwaltungs GmbH	Bielefeld	DEU	Limited partner	DEM	50	100.00 %	FC[1]
MM Packaging Behrens GmbH & Co KG[4]	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00 %	FC[1]
MM Packaging Behrens Verwaltungs GmbH	Alfeld (Leine)	DEU	General partner	EUR	26	100.00 %	FC[1]
MM Packaging Caesar GmbH & Co KG[4]	Traben-Trarbach	DEU	Production of packaging	EUR	5,120	100.00 %	FC[1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00 %	FC[1]
MM PACKAGING France S.A.S.	Moneteau	FRA	Production of packaging	EUR	6,950	100.00 %	FC[1]
MM Packaging Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	18,700	100.00 %	FC[1]
MM Packaging Schilling GmbH	Heilbronn	DEU	Production of packaging	EUR	2,500	100.00 %	FC[1]
MM Packaging St. Petersburg LLC	St. Petersburg	RUS	Production of packaging	RUB	43,929	100.00 %	FC[1]
MM Packaging Ukraine LLC	Cherkassy	UKR	Production of packaging	UAH	56,896	100.00 %	FC[1]
MM Polygrafoformlenie Limited	Nicosia	CYP	Holding company	CYP	4	50.05 %	FC[1]
MM Polygrafoformlenie Packaging LLC	St. Petersburg	RUS	Production of packaging	RUB	565,851	50.05 %	FC[1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00 %	FC[1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	100.00 %	FC[1]
PacProject GmbH	Hamburg	DEU	Development of packaging	EUR	26	75.77 %	FC[1]
Superpak Ambalaj sanayi ve ticaret anonim sirketi	Izmir	TUR	Production of packaging	TRY	3,150	60.01 %	FC[1]
TEC MMP SARL	Sfax	TUN	Production of packaging	TND	21,400	51.00 %	FC[1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Cherkassy	UKR	Production of packaging	UAH	5,880	94.78 %	FC[1]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	EUR	200	75.00 %	FC[1]

Company name	Registered office	Country	Primary activities	Currency	Nominal capital in thousand currency units	Shareholding in %	Type of consolidation
OTHER							
"free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	36.00 %	FC[1]
Syn-Group Unternehmensberatung GmbH	Vienna	AUT	Consulting	EUR	37	38.00 %	FC[1]

[1] FC ... fully consolidated
[2] EC ... consolidated at equity
[3] NC ... non-consolidated
[4] These consolidated financial statements represent an exemption for these partnerships according to section 264b of the German Commercial Code.

During the financial year 2008, the Board Members were as follows:

Management Board
Wilhelm HÖRMANSEDER, Purkersdorf (Chairman)
Andreas BLASCHKE, Perchtoldsdorf (Member of the Management Board)
Franz RAPPOLD, Laab im Walde (Member of the Management Board)
Oliver SCHUMY, Vienna (Member of the Management Board since June 1, 2008)

Supervisory Board
Michael GRÖLLER, Vienna (Chairman)
Romuald BERTL, Graz (Vice-Chairman)
Clemens GOESS-SAURAU, Frohnleiten (Vice-Chairman,
passed away on January 10, 2008)
Johannes GOESS-SAURAU, Neumarkt/Raab (Vice-Chairman since May 7, 2008)
Friedrich MAYR-MELNHOF, Grödig (Vice-Chairman)
Gerhard GLINZERER, Vienna
Guido HELD, Graz (since May 7, 2008)
Alexander LEEB, Frohnleiten (since May 7, 2008)
Georg MAYR-MELNHOF, Wals/Viehhausen (since May 7, 2008)
Hubert ESSER, Neuss (Staff Council Representative, MM Karton)
Manfred GRUNDAUER, Frohnleiten (Staff Council Representative, MM Karton)
Gerhard NOVOTNY, Vienna (Staff Council Representative, MM Packaging)

Vienna, February 27, 2009

The Management Board

Wilhelm Hörmanseder m.p.

Andreas Blaschke m.p. Franz Rappold m.p. Oliver Schumy m.p.

Report of independent auditors

To the Management Board, the Supervisory Board and the shareholders of Mayr-Melnhof Karton AG, Vienna, Austria

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Mayr-Melnhof Karton AG, Vienna, for the financial year from January 1, 2008 to December 31, 2008. These consolidated financial statements comprise the balance sheet as at December 31, 2008, and the income statement, the statement of changes in equity and the cash flow statement for the year ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the consolidated financial statements
The Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements to ensure that these are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with the International Standards on Auditing (ISAs), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Management as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

Our audit did not give rise to any objections. Based on the results of our audit, in our opinion the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008, and of its financial performance and its cash flows for the financial year from January 1, 2008 to December 31, 2008 in accordance with International Financial Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements

Laws and regulations applicable in Austria require us to perform audit procedures to determine whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures made in the consolidated management report do not give rise to misconception of the position of the Group.

In our opinion, the consolidated management report for the Group is consistent with the consolidated financial statements.

Vienna, February 27, 2009

gmc-unitreu

Wirtschaftsprüfungs- und Steuerberatungs GmbH

Christoph ZIMMEL　　　　Werner LEITER

Austrian Chartered Accountants

Statement of the Management Board

according to regulation 82 (4) of the Austrian Stock Exchange Act

We confirm to the best of our knowledge that the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties the Group faces.

Vienna, February 27, 2009

The Management Board

Wilhelm Hörmanseder m.p.
Chairman of the Management Board

Andreas Blaschke m.p.
Member of the Management Board

Franz Rappold m.p.
Member of the Management Board

Oliver Schumy m.p.
Member of the Management Board

Development in the 4th Quarter 2008

QUARTERLY OVERVIEW

MAYR-MELNHOF GROUP (IFRS, unaudited)

(consolidated, in millions of EUR)	1st Quarter 2008	2nd Quarter 2008	3rd Quarter 2008	**4th Quarter 2008**	4th Quarter 2007	+/-
Sales	452.9	442.0	443.9	**392.4**	444.5	-11.7 %
Operating profit	44.4	35.9	30.6	**26.0**	37.2	-30.1 %
Operating margin (%)	9.8 %	8.1 %	6.9 %	**6.6 %**	8.4 %	
Profit before tax	42.4	38.9	32.4	**24.3**	36.6	-33.6 %
Income tax expense	(15.1)	(10.8)	(9.4)	**(5.8)**	(11.9)	
Profit for the period	27.3	28.1	23.0	**18.5**	24.7	-25.1 %
Net profit margin (%)	6.0 %	6.4 %	5.2 %	**4.7 %**	5.6 %	
Basic and diluted earnings per share (in EUR)	1.23	1.26	1.04	**0.85**	1.11	

Due to the significant economic downswing in the last months of 2008, the demand for cartonboard in the traditionally weaker fourth quarter was, as expected, marked by a noticeable decline in quantities and a high volatility as a result of very careful planning by our customers and production standstills at customers' sites. Towards the end of the year, several packaging sites were affected by significant working capital reduction measures and a declining number of orders from customers' industries. As announced, extensive temporary close-down measures had to be effected in the entire Group in the second half of December.

In cartonboard production, the average utilization showed a considerable decline from 86 % in the third quarter to 68 % in the fourth quarter (4th quarter 2007: 94 %). As a result of higher average prices, due to price increases and one-time effects, as well as of a reduction in fixed costs, MM Karton managed to achieve a positive result nonetheless.

However, the downward price trend for fibers and energy did not make an appreciable contribution thereto.

Consolidated sales decreased by 11.7 % to EUR 392.4 million (4th quarter 2007: EUR 444.5 million) as the consequence of declining quantities. Due to the significantly lower result of MM Karton, the operating profit declined from EUR 37.2 million to EUR 26.0 million. Thus, the Group's operating margin was at 6.6 % (4th quarter 2007: 8.4 %).

The profit for the period was EUR 18.5 million, compared to EUR 24.7 million in the fourth quarter of 2007.